Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Passenger traffic up 13% YoY reaching 99.1% of 4Q19 pre-pandemic levels

Consolidated Revenues, ex-IFRIC12 and ex-IAS29, up 19% YoY and 37% above 4Q19

Adjusted EBITDA ex-IAS29 of $332 million includes $167 million from Natal friendly termination

Luxembourg, March 20, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended December 31, 2023, and audited results for the full year 2023. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 25.

Fourth Quarter 2023 Highlights

▪	Consolidated Revenues ex-IFRIC12 of $321.8 million, a 1.5% year-over-year (YoY) decline. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 18.9% YoY to $397.6 million, reflecting increases of $38.6 million in Aeronautical Revenues and $27.0 million in Commercial Revenues.

▪	Delivered YoY increases across key operating metrics:

▪	13.1% in passenger traffic to 20.7 million, reaching 99.1% of 4Q19 levels.
▪	9.9% in cargo volume to 101.6 thousand tons, to 88.6% of 4Q19 levels.
▪	4.5% in aircraft movements, to 98.6% of 4Q19 levels.

▪	Operating Income of $263.6 million, up from $86.4 million in 4Q22. Operating income in 4Q23 includes a portion ($62.7 million) of the $166.5 million EBITDA contribution from the indemnification payment received in connection with the friendly termination of the Natal airport concession agreement, in Brazil.

▪	Adjusted EBITDA ex-IFRIC12 increased to $298.8 million, from $122.1 million in the year-ago period, or to $132.3 million when excluding the contribution from the aforementioned indemnification payment. Excluding rule IAS 29 and the Natal impact, Adjusted EBITDA ex-IFRIC12 increased 29.4% to $161.2 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded to 92.9% from 37.4% in 4Q22, or to 41.1% when excluding the Natal positive impact. Excluding both rule IAS 29 and the Natal impact, Adjusted EBITDA margin ex-IFRIC12 expanded to 40.5% from 37.2% in 4Q22.

Full Year 2023 Highlights

▪	Consolidated Revenues ex-IFRIC12 of $1,255.3 million, a 2.2% YoY increase. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 25.1% YoY to $1,541.0 million, reflecting increases of $190.2 million in Aeronautical Revenues and $118.7 million in Commercial Revenues.

▪	Delivered YoY increases across key operating metrics:

▪	23.7% in passenger traffic to 81.1 million, reaching 96.4% of 2019 levels.
▪	7.9% in cargo volume to 370.2 thousand tons, to 87.2% of 2019 levels.
▪	15.1% in aircraft movements, to 99.0% of 2019 levels.

▪	Operating Income of $540.6 million, up from $304.6 million in 2022. Operating income in 2023 includes a portion ($62.7 million) of the $166.5 million EBITDA contribution from the indemnification payment received in connection with the friendly termination of the Natal airport concession agreement, in Brazil.

▪	Adjusted EBITDA ex-IFRIC12 increased to $671.3 million, from $454.8 million in 2022, or to $504.8 million when excluding the contribution from the aforementioned indemnification payment. Excluding rule IAS 29 and the Natal impact, Adjusted EBITDA ex-IFRIC12 increased 39.9% to $635.3 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded to 53.5% from 37.1% in 2022, or to 40.2% when excluding the Natal positive impact. Excluding both rule IAS 29 and the Natal impact, Adjusted EBITDA margin ex-IFRIC12 expanded to 41.2% from 36.9% in 2022.

▪	Strong cash position with Cash & cash equivalents totaling $369.8 million.

▪	Net debt to LTM Adjusted EBITDA improved to 1.4x as of December 31, 2023, from 1.6x as of September 30, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “The strong momentum experienced throughout the year continued into the fourth quarter, with passenger traffic growing 13% year-on-year and revenue growth ex-IAS29 surpassing the increase in traffic. This resulted in a solid expansion in revenues per PAX, which was 5% higher than 4Q22 and 39% above pre-pandemic levels. Total costs and expenses grew in line with higher activity but below revenue growth, leading to Adjusted EBITDA growth of 29% YoY and 71% when compared to 4Q19. These financial highlights include two important impacts:

First, due to the sharp devaluation of the Argentine peso last December, as reported figures included non-cash accounting impacts from applying hyperinflation accounting, in accordance with IFRS Rule IAS29, causing a $28.9 million Adjusted EBITDA reduction in our Argentina segment, which is not indicative of the underlying performance of our business. Importantly, as the majority of Argentine revenues are linked to the USD and approximately half of the costs are in ARS, we have a natural hedge against currency devaluation.

Second, a key milestone this quarter was the successful conclusion of the friendly termination process of the Natal airport concession agreement, which benefited Adjusted EBITDA by $166.5 million. The net indemnification amount to CAAP was R$465 million.

This good performance was underscored by strong momentum across all geographies and reflects our commitment to efficient execution and our ability to leverage the ongoing recovery in travel demand.

Looking ahead, we remain focused on the approval processes in Italy and Armenia in connection with significant expansion projects in our airports in Firenze and Yerevan, respectively, which will foster growth and create value for our stakeholders.

In Firenze, we are working on the approval of a new master plan that will include a new runaway with much longer reach and a larger new terminal. The total investment is estimated at Euro 400 million, of which Euro 150 million will be funded with government grants.

In Yerevan, we remain in negotiations with the government to expand our Zvartnots Airport and enhance commercial offerings. The total investment plan is expected to be approximately $400 million.

Keeping our focus on selectively expanding our airport network, we remain in negotiations with the government of Nigeria regarding the Abuja and Kano concession agreements while seeking additional expansion opportunities.

Regarding market dynamics, we maintain a cautiously optimistic outlook on passenger traffic across our airport network.

In sum, we are excited by the strength of our business and prospects ahead, underpinned by a robust balance sheet that positions us well for continued success as we navigate the opportunities and challenges that lie ahead.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29 4Q23	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.7	18.3	13.1%		20.7	18.3	13.1%
Revenue	365.0	386.4	-5.5%	-89.6	454.6	397.6	14.3%
Aeronautical Revenues	164.0	165.7	-1.0%	-45.1	209.1	170.5	22.6%
Non-Aeronautical Revenues	201.0	220.7	-8.9%	-44.5	245.5	227.1	8.1%
Revenue excluding construction service	321.8	326.8	-1.5%	-75.7	397.6	334.3	18.9%
Operating Income / (Loss)	263.6	86.4	205.1%	-41.5	305.1	104.7	191.3%
Operating Margin	72.2%	22.4%	4985	0.0%	67.1%	26.3%	4076
Net (Loss) / Income Attributable to Owners of the Parent	130.7	12.1	977.3%	95.9	34.9	-7.6	-561.4%
EPS (US$)	0.81	0.08	976.7%	0.60	0.22	-0.05	-561.2%
Adjusted EBITDA	303.4	123.0	146.6%	-28.9	332.3	125.4	164.9%
Adjusted EBITDA Margin	83.1%	31.8%	5127	-	73.1%	31.5%	4154
Adjusted EBITDA Margin excluding Construction Service	92.9%	37.4%	5549	-	82.4%	37.2%	4518
Net Debt to LTM Adjusted EBITDA	1.4x	2.4x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.4x	2.4x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)        LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2023 as reported	2022 as reported	% Var as reported	IAS 29 2023	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	81.1	65.6	23.7%		81.1	65.6	23.7%
Revenue	1,400.0	1,378.7	1.6%	-341.4	1,741.5	1,390.9	25.2%
Aeronautical Revenues	644.5	609.8	5.7%	-159.2	803.6	613.4	31.0%
Non-Aeronautical Revenues	755.6	768.9	-1.7%	-182.2	937.8	777.5	20.6%
Revenue excluding construction service	1,255.3	1,228.9	2.2%	-285.7	1,541.0	1,231.4	25.1%
Operating Income / (Loss)	540.6	304.6	77.5%	-166.4	707.0	371.1	90.5%
Operating Margin	38.6%	22.1%	1652	-	40.6%	26.7%	1392
Net (Loss) / Income Attributable to Owners of the Parent	239.5	168.2	42.4%	113.0	126.5	39.6	219.7%
EPS (US$)	1.49	1.05	42.3%	0.70	0.79	0.25	219.4%
Adjusted EBITDA	677.7	456.7	48.4%	-130.6	808.4	456.0	77.3%
Adjusted EBITDA Margin	48.4%	33.1%	1528	-	46.4%	32.8%	1363
Adjusted EBITDA Margin excluding Construction Service	53.5%	37.1%	1641	-	52.0%	37.1%	1497
Net Debt to LTM Adjusted EBITDA	1.4x	2.4x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.4x	2.4x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) LTM Adjusted EBITDA excluding impairments of intangible assets.

4Q23 Operating Performance

Passenger Traffic

Total passenger traffic increased by 13.1% YoY to 20.7 million, reaching 99.1% of pre-pandemic levels, up from 97.9% in the previous quarter. Traffic performance was supported by a continued recovery in travel demand, reflected by higher load factors and the gradual return of flight routes and frequencies across all countries of operation. Notably, passenger traffic in Argentina and Uruguay exceeded pre-pandemic levels for the first time, while Armenia and Ecuador continued to surpass 2019 levels by 59.9% and 4.7%, respectively. Italy and Brazil stood at 99.3% and 84.7% of pre-pandemic levels, respectively. International traffic increased by 18.4% YoY, surpassing pre-pandemic levels by 7.0%, while domestic traffic increased by 14.5% YoY, reaching 97.5% of 4Q19 levels. Traffic in October, November and December was at 101.2%, 100.0% and 96.2% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 18.7% YoY, exceeding for the first time pre-pandemic levels of 2019 by 9.5%, a sequential improvement from the prior quarter. International passenger traffic, which continued benefiting from the ongoing gradual resumption of routes and frequencies, increased 20.0% YoY in 4Q23 to 98.5% of 4Q19 traffic levels, up from 88.6% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic and benefited from a government program to boost domestic tourism in October, increased 18.1% YoY and exceeded 4Q19 levels by 15.4%, up from 4.1% in the previous quarter.

In Italy, passenger traffic increased 16.0% YoY and reached 99.3% of 4Q19 pre-pandemic levels. International traffic increased 19.8% YoY and surpassed 4Q19 levels by 3.2%, while domestic traffic grew 4.3% YoY to 87.3% of 4Q19 levels. Traffic at Florence airport was 6.5% above 4Q19, while some pre-pandemic destinations still need to resume at Pisa airport. A strike carried out by unionized airport workers on November 24th, negatively impacted traffic in the quarter.

In Brazil, passenger traffic in the quarter remained impacted by financial and aircraft constraints in some of the local airlines, combined with increasing ticket prices affecting travel demand. Total traffic declined 0.3% YoY, reaching 84.7% of 4Q19 pre-pandemic levels, down from 93.7% in the prior quarter. Domestic passenger traffic, which accounted for almost two-thirds of total passenger traffic, was up 8.9% YoY and stood at 86.4% of 4Q19 pre-pandemic levels, but below 98.1% in the previous quarter. Transit passengers declined 15.6% YoY to 81.1% of 4Q19 levels.

Uruguay, where activity is mainly international, continued to post a recovery in passenger traffic and surpassed pre-pandemic levels for the first time, boosted by new routes and frequencies during the quarter. Total traffic increased by 23.5% YoY, exceeding 4Q19 levels by 2.8%.

In Armenia, passenger traffic improved 16.5% YoY and exceeded pre-pandemic levels of 4Q19 by 59.9%, down from 62.0% in the prior quarter. The introduction of new airlines, together with a higher number of flight frequencies continue to support traffic performance at the airport, which is currently operating at maximum capacity given the significant growth in passenger traffic within the past few years.

In Ecuador, total passenger traffic grew 4.9% YoY, exceeding pre-pandemic levels of 4Q19 by 4.7%, down from 11.9% in the previous quarter. Both domestic and international passenger traffic continued to increase sequentially, reaching 105.0% and 104.1% of 4Q19 levels, respectively. While total traffic in the quarter benefited from a higher number of frequencies at both international and domestic routes, domestic traffic was affected by the exit of the Ecuadorian carrier Equair.

Cargo Volume

Cargo volume increased 9.9% YoY in 4Q23, to 88.6% of 4Q19 pre-pandemic levels, with strong contributions from Argentina, Ecuador and Uruguay, which together accounted for almost 70% of total volume in the quarter. Notably, cargo volume in Armenia and Ecuador was above 4Q19 levels, while Uruguay, Italy, Argentina and Brazil were at 96.2%, 95.4%, 83.7% and 79.6% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased by 4.5% YoY in 4Q23 and reached 98.6% of 4Q19 pre-pandemic levels. Over 80% of aircraft movements in the quarter came from Argentina (55%), Brazil (19%), and Ecuador (9%), with all geographies surpassing pre-pandemic levels of 4Q19 except for Brazil and Ecuador, which stood at 91.8% and 87.8%, respectively.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 38 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q23	4Q22	4Q19	% Var. ('23 vs '22)	% Var. ('23 vs '19)
Domestic Passengers (in thousands)	11,823	10,326	12,127	14.5%	-2.5%
International Passengers (in thousands)	7,089	5,987	6,626	18.4%	7.0%
Transit Passengers (in thousands)	1,808	2,006	2,155	-9.9%	-16.1%
Total Passengers (in thousands)	20,720	18,319	20,907	13.1%	-0.9%
Cargo Volume (in thousands of tons)	101.6	92.5	114.7	9.9%	-11.4%
Total Aircraft Movements (in thousands)	209.5	200.4	212.6	4.5%	-1.4%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q23	4Q22	% Var.	4Q23	4Q22	% Var.	4Q23	4Q22	% Var.
	(thousands)			(tons)
Argentina(1)	11,662	9,824	18.7%	53,249	46,950	13.4%	115,560	108,073	6.9%
Italy	1,794	1,546	16.0%	3,460	3,821	-9.4%	17,477	15,401	13.5%
Brazil (2)	4,331	4,346	-0.3%	18,204	16,609	9.6%	39,004	39,171	-0.4%
Uruguay (3)	532	431	23.5%	7,837	7,916	-1.0%	8,843	8,332	6.1%
Ecuador (4)	1,167	1,113	4.9%	9,481	8,031	18.0%	18,795	19,407	-3.2%
Armenia	1,234	1,060	16.5%	9,377	9,157	2.4%	9,853	10,031	-1.8%
TOTAL	20,720	18,319	13.1%	101,608	92,485	9.9%	209,532	200,415	4.5%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q23	4Q19	% Var.	4Q23	4Q19	% Var.	4Q23	4Q19	% Var.
	(thousands)			(tons)
Argentina(1)	11,662	10,646	9.5%	53,249	63,592	-16.3%	115,560	109,183	5.8%
Italy	1,794	1,807	-0.7%	3,460	3,626	-4.6%	17,477	17,438	0.2%
Brazil (2)	4,331	5,112	-15.3%	18,204	22,879	-20.4%	39,004	42,486	-8.2%
Uruguay (3)	532	518	2.8%	7,837	8,149	-3.8%	8,843	7,537	17.3%
Ecuador (4)	1,167	1,115	4.7%	9,481	8,646	9.7%	18,795	21,416	-12.2%
Armenia	1,234	772	59.9%	9,377	6,369	47.2%	9,853	7,006	40.6%
Peru (5)	-	937	-	-	1,393	-	-	7,536	-
TOTAL	20,720	20,907	-0.9%	101,608	114,653	-11.4%	209,532	212,602	-1.4%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, ceased operating the five airports under concession.

Revenues

Consolidated Revenues decreased 5.5% YoY to $365.0 million in 4Q23, or increased 18.9% YoY to $397.6 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity across all countries of operations, particularly in Argentina and Uruguay. When compared to 4Q19 and excluding IAS 29 and Construction Services, Revenues increased 37.3%, despite traffic at 99.1% of pre-pandemic volumes, with strong contributions from Argentina and Armenia. Growth was primarily driven by Commercial Revenues, which were 58.7% above 4Q19 levels, coupled with tariff increases supporting Aeronautical Revenue growth of 22.4%.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 13.

Revenues by Segment (in US$ million)

Country	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Argentina	169.7	214.3	-20.8%	-89.6	259.3	225.5	15.0%
Italy	35.4	32.5	9.0%	-	35.4	32.5	9.0%
Brazil	29.6	24.5	21.0%	-	29.6	24.5	21.0%
Uruguay	42.7	31.9	33.9%	-	42.7	31.9	33.9%
Armenia	61.0	57.8	5.6%	-	61.0	57.8	5.6%
Ecuador (1)	26.7	25.4	5.2%	-	26.7	25.4	5.2%
Unallocated	-0.1	0.1	-184.2%	-	-0.1	0.1	-184.2%
Total consolidated revenue (2)	365.0	386.4	-5.5%	-89.6	454.6	397.6	14.3%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues decreased 12.1% YoY in Argentina (or increased 27.2% excluding IAS29), 8.8% in Italy, and increased 33.9% in Uruguay, 5.2% in Armenia, 11.4% in Ecuador and 20.4% in Brazil.

Revenue Breakdown (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	164.0	165.7	-1.0%	-45.1	209.1	170.5	22.6%
Non-aeronautical Revenue	201.0	220.7	-8.9%	-44.5	245.5	227.1	8.1%
Commercial revenue	156.5	157.4	-0.6%	-30.6	187.1	160.1	16.8%
Construction service revenue (1)	43.2	59.7	-27.5%	-13.9	57.1	63.3	-9.8%
Other revenue	1.3	3.7	-64.3%	0.0	1.3	3.7	-64.3%
Total Consolidated Revenue	365.0	386.4	-5.5%	-89.6	454.6	397.6	14.3%
Total Revenue excluding Construction Service revenue (2)	321.8	326.8	-1.5%	-75.7	397.6	334.3	18.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	4Q23 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	164.0	173.7	-5.6%	-45.1	209.1	170.8	22.4%
Non-aeronautical Revenue	201.0	206.4	-2.6%	-44.5	245.5	204.1	20.3%
Commercial revenue	156.5	120.8	29.5%	-30.6	187.1	117.9	58.7%
Construction service revenue (1)	43.2	84.7	-49.0%	-13.9	57.1	85.3	-33.1%
Other revenue	1.3	0.8	54.3%	-	1.3	0.8	54.3%
Total Consolidated Revenue	365.0	380.1	-4.0%	-89.6	454.6	374.9	21.3%
Total Revenue excluding Construction Service revenue (2)	321.8	295.4	9.0%	-75.7	397.6	289.6	37.3%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 44.9% of total revenues and decreased 1.0% YoY to $164.0 million. Excluding IAS 29, Aeronautical revenues increased 22.6% YoY to $209.1 million and 22.4% against 4Q19 levels, benefiting from tariff increases, even with passenger traffic at 99.1% of pre-pandemic volumes. Compared to the same quarter of 2019, aeronautical revenues declined 30.7%, or $6.8 million, in Italy, and 19.9%, or $3.0 million, in Brazil. By contrast, aeronautical revenues increased by 37.9% in Argentina excluding IAS29, and 25.4%, 14.2% and 63.3%, in Uruguay, Ecuador and Armenia, respectively, from pre-pandemic levels of 4Q19.

Non-Aeronautical Revenues accounted for 55.0% of total revenues and decreased 8.9% YoY to $201.0 million. When compared to 4Q19 and excluding the impact of IAS 29, non-aeronautical revenues improved 20.3%, or $41.4 million, to $245.5 million, reflecting an increase of 58.7%, or $69.2 million, in Commercial Revenues, principally driven by higher Cargo and Duty Free revenues in Argentina coupled with higher Fueling services in Armenia. This was partially offset by a decline of 33.1%, or $28.2 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina.

Compared to 4Q19 and excluding both, Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 58.6%, or $69.6 million, to $188.4 million.

Operating Costs and Expenses

In 4Q23, Total Costs and Expenses, excluding Construction Service Costs, decreased 43.8% YoY to $148.6 million, or 27.2% to $184.9 when excluding IAS 29. Lower costs benefited from a $103.8 million reversal of impairment charges of previous years, in connection with the termination of the Natal airport concession agreement (recorded under ‘Other Expenses’), partially offset by increases in Concession fees, Maintenance expenses, and Salaries and Social Security Contributions, in line with higher activity. Compared to 4Q19, Total Costs and Expenses, excluding Construction Service Costs, IAS 29 and the positive impact from Natal, increased by 27.8% to $288.7 million. This was primarily due to higher Salaries and Social Security Contributions resulting from inflation increases that surpassed currency depreciation in Argentina, higher Cost of fuel in Armenia, tied to increased fuel sales, as well as higher Concession Fees.

Cost of Services decreased 10.2% YoY to $249.7 million, or increased 7.6% to $290.7 million when excluding the impact of rule IAS29, reflecting higher traffic and cargo activity. When compared to 4Q19 and excluding IAS29, Cost of Services grew 5.9%, or $16.3 million, mainly as a result of the following increases:

▪  40.6%, or $19.8 million, in Salaries and social security contributions mainly in Argentina,

▪  141.1%, or $16.3 million, in Cost of fuel mainly in Armenia, and

▪  33.5%, or $13.3 million, in Concession fees.

This was partially offset by a decrease in Construction service costs, combined with lower Amortization and depreciation charges and lower Taxes.

Excluding Construction Service Costs, Cost of Services decreased 3.8% YoY to $211.0 million, or increased 14.6% to $238.2 million, excluding IAS 29. When compared to 4Q19 and excluding the impact of IAS29, Cost of Services increased 25.5%, or $48.4 million, to $238.2 million, mainly reflecting the aforementioned increases in Salaries, Cost of Fuel, and Concession fees.

Selling, General and Administrative Expenses (“SG&A”) decreased 13.1% YoY, to $37.5 million in 4Q23, or increased 4.5% to $45.8 million when excluding the impact of rule IAS 29. Compared to 4Q19 and excluding IAS29, SG&A increased 30.8%, or $10.8 million, mainly as a result of higher Taxes and Salaries and social security contributions.

Other Expenses totaled $(99.9) million in 4Q23, compared to $2.2 million in 4Q22 and $43.9 million in 4Q19. Other expenses in 4Q23 included a $103.8 million reversal of impairment charges of previous years in connection to the termination of the Natal airport concession agreement.

Costs and Expenses (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	249.7	278.0	-10.2%	-41.1	290.7	270.2	7.6%
Salaries and social security contributions	52.2	60.0	-13.0%	-16.2	68.4	61.2	11.8%
Concession fees	41.1	41.1	0.2%	-11.8	52.9	42.4	24.9%
Construction service cost	38.7	58.7	-34.2%	-13.8	52.5	62.4	-15.8%
Maintenance expenses	31.1	28.1	10.8%	-6.5	37.6	29.5	27.4%
Amortization and depreciation	31.0	35.3	-12.2%	11.7	19.3	19.5	-1.0%
Other	55.5	54.8	1.4%	-4.4	60.0	55.3	8.5%
Cost of Services Excluding Construction Service cost	211.0	219.2	-3.8%	-27.2	238.2	207.8	14.6%
Selling, general and administrative expenses	37.5	43.2	-13.1%	-8.3	45.8	43.9	4.5%
Other expenses	-99.9	2.2	-4576.8%	-0.7	-99.2	2.4	-4291.1%
Total Costs and Expenses	187.3	323.4	-42.1%	-50.1	237.4	316.4	-25.0%
Total Costs and Expenses Excluding Construction Service cost	148.6	264.6	-43.8%	-36.2	184.9	254.1	-27.2%

Costs and Expenses (in US$ million)

	4Q23 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	249.7	292.6	-14.7%	-41.1	290.7	274.4	5.9%
Salaries and social security contributions	52.2	49.5	5.5%	-16.2	68.4	48.6	40.6%
Concession fees	41.1	40.4	2.0%	-11.8	52.9	39.6	33.5%
Construction service cost	38.7	84.1	-54.0%	-13.8	52.5	84.7	-38.0%
Maintenance expenses	31.1	38.4	-18.8%	-6.5	37.6	37.6	0.0%
Amortization and depreciation	31.0	40.3	-23.1%	11.7	19.3	24.4	-21.2%
Other	55.5	40.1	38.5%	-4.4	60.0	39.4	52.2%
Cost of Services Excluding Construction Service cost	211.0	208.6	1.2%	-27.2	238.2	189.8	25.5%
Selling, general and administrative expenses	37.5	36.2	3.7%	-8.3	45.8	35.0	30.8%
Other expenses	-99.9	43.9	-327.5%	-0.7	-99.2	43.9	-325.8%
Total Costs and Expenses	187.3	372.7	-49.7%	-50.1	237.4	353.4	-32.8%
Total Costs and Expenses Excluding Construction Service cost	148.6	288.6	-48.5%	-36.2	184.9	268.8	-31.2%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 4Q23, CAAP reported Adjusted EBITDA of $303.4 million and Adjusted EBITDA ex-IFRIC12 of $298.8 million, up from an Adjusted EBITDA ex-IFRIC12 of $122.1 million in the year-ago period. Excluding the impact of IFRS rule IAS 29, Adjusted EBITDA ex-IFRIC12 increased 163.2% YoY to $327.7 million, and benefited from a $166.5 million contribution from the indemnification payment received in connection with the friendly termination of the Natal airport concession agreement, in Brazil. Excluding both, IAS 29 and the contribution from the Natal indemnification, Adjusted EBITDA Ex-IFRIC12 would have increased 29.4% YoY to $161.2 million, with all countries improving YoY, except Italy, which in 4Q22 recorded a $4.2 million one-time gain related to the sale of the handling company. Argentina, Brazil, Uruguay and Armenia accounted for 70% of the total YoY Adjusted EBITDA improvement. Adjusted EBITDA margin, ex-IFRIC12, expanded to 92.9% from 37.4% in 4Q22, or to 40.5% from 37.2%, when also excluding IAS 29 and the Natal indemnification contribution, reflecting margin expansion in Brazil, Uruguay and Armenia, partially offset by lower margins in Italy, Ecuador and Argentina.

Adjusted EBITDA was 458.5% higher than the $54.3 million reported in 4Q19, while Adjusted EBITDA margin ex-IFRIC12 expanded 74.7 percentage points versus the 18.2% pre-pandemic level. Excluding IAS 29, the $166.5 million contribution from Natal in 4Q23, and the $42.8 million impairment charge recorded in 4Q19, Adjusted EBITDA margin ex-IFRIC12 in 4Q23 would have increased 7.9 percentage points, from 32.6% in 4Q19 to 40.5% in 4Q23.

Adjusted EBITDA by Segment (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Argentina	54.7	64.5	-15.1%	-28.9	83.6	66.9	25.0%
Italy	7.4	10.4	-28.6%	-	7.4	10.4	-28.6%
Brazil	189.8	17.8	968.8%	-	189.8	17.8	968.8%
Uruguay	11.7	7.2	63.8%	-	11.7	7.2	63.8%
Armenia	23.3	19.0	22.7%	-	23.3	19.0	22.7%
Ecuador	7.2	7.2	-0.2%	-	7.2	7.2	-0.2%
Unallocated	9.1	-2.9	414.3%	-	9.1	-2.9	414.3%
Total segment EBITDA	303.4	123.0	146.6%	-28.9	332.3	125.4	164.9%

	4Q23 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	54.7	52.1	5.0%	-28.9	83.6	50.1	67.0%
Italy	7.4	7.3	1.6%	-	7.4	7.3	1.6%
Brazil	189.8	-32.8	678.9%	-	189.8	-32.8	678.9%
Uruguay	11.7	12.0	-2.2%	-	11.7	12.0	-2.2%
Armenia	23.3	12.5	86.9%	-	23.3	12.5	86.9%
Ecuador	7.2	5.9	20.6%	-	7.2	5.9	20.6%
Unallocated	9.1	-2.7	436.1%	-	9.1	-2.7	436.1%
Total segment EBITDA	303.4	54.3	458.5%	-28.9	332.3	52.2	536.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	116.6	3.7	3024.1%	96.1	20.5	-15.9	-228.7%
Financial Income	-59.9	-16.9	255.1%	94.3	-154.1	-36.4	323.3%
Financial Loss	261.7	80.2	226.1%	-470.5	732.2	194.8	275.9%
Inflation adjustment	18.7	-1.4	-1419.2%	17.6	1.0	-1.9	-153.2%
Income Tax Expense	-66.3	20.3	-427.2%	221.0	-287.3	-36.2	693.9%
Amortization and Depreciation	32.6	37.1	-12.1%	12.6	20.0	21.2	-5.5%
Adjusted EBITDA	303.4	123.0	146.6%	-28.9	332.3	125.4	164.9%
Adjusted EBITDA Margin	83.1%	31.8%	5127	-	73.1%	31.5%	4154
Adjusted EBITDA Margin excluding Construction Service	92.9%	37.4%	5549	-	82.4%	37.2%	4518

Financial Income and Loss

CAAP reported a Net financial loss of $220.5 million in 4Q23 compared to a loss of $62.0 million in 4Q22. Had IAS 29 not been applied, and compared to 4Q19, the Net financial loss would have increased $516.3 million, to $579.1 million, mainly driven by higher Foreign Exchange expenses in Argentina, due to the impact of the devaluation of the Argentine peso on the net liability monetary position.

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Financial Income	59.9	16.9	255.1%	-94.3	154.1	36.4	323.3%
Interest income	17.3	10.8	60.4%	-6.5	23.9	11.5	107.5%
Foreign exchange income	38.5	3.1	1124.3%	-87.7	126.3	22.0	473.9%
Other	4.0	2.9	38.2%	0.0	4.0	2.9	38.1%
Inflation adjustment	-18.7	1.4	-1419.2%	-17.6	-1.0	1.9	-153.2%
Inflation adjustment	-18.7	1.4	-1419.2%	-17.6	-1.0	1.9	-153.2%
Financial Loss	-261.7	-80.2	226.1%	470.5	-732.2	-194.8	275.9%
Interest Expenses	-27.6	-30.4	-9.4%	8.8	-36.4	-31.3	16.0%
Foreign exchange transaction expenses	-208.9	-21.9	855.4%	461.6	-670.5	-135.5	394.9%
Changes in liability for concessions	-22.6	-25.5	-11.2%	-	-22.6	-25.5	-11.2%
Other expenses	-2.6	-2.5	5.1%	0	-2.7	-2.5	10.4%
Financial Loss, Net	-220.5	-62.0	255.8%	358.6	-579.1	-156.4	270.2%

See “Use of Non-IFRS Financial Measures” on page 25.

Income Tax Expense

During 4Q23, the Company reported an income tax benefit of $66.3 million versus an expense of $20.3 million in 4Q22. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $287.3 million in 4Q23, compared to a tax benefit of $36.2 million in the year-ago quarter and an expense of $13.3 million in 4Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q23, CAAP reported Net Income of $116.6 million compared to Net Income of $3.7 million in 4Q22. Higher operating income, which included the contribution from the indemnification payment related to the friendly termination of the Natal airport, combined with the aforementioned Income tax benefit were partially offset by higher net FX losses and inflation adjustment charges.

In 4Q23, the Company reported Net Income Attributed to Owners of the Parent of $130.7 million and earnings per common share of $0.81, compared with Net Income Attributable to Owners of the Parent of $12.1 million in 4Q22 (equivalent to earnings per common share of $0.08), and a loss of $37.2 million in 4Q19 (equivalent to a loss per common share of $0.23).

Consolidated Financial Position

As of December 31, 2023, cash and cash equivalents amounted to $369.8 million, decreasing 21.1% and 4.0% from $468.9 million and $385.3 million reported as of September 30, 2023, and December 31, 2022, respectively. Total liquidity as of December 31, 2023, which included cash and cash equivalents as well as other financial assets, decreased to $457.9 million, from $557.7 million as of September 30, 2023, but increased 1.3% against the $452.0 million reported as of December 31, 2022.

Total Debt at the close of 4Q23 decreased 9.0%, or $132.2 million, to $1,333.2 million, from $1,465.4 million as of December 31, 2022. Debt reductions were mainly in Argentina, Italy and Brazil. A total of $926.9 million, or 69.5% of total debt is denominated in U.S. dollars, while $213.9 million, or 16.0% is denominated in Brazilian Reals, and $192.4 million, or 14.4%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 1.4x as of December 31, 2023, down from 1.6x and 2.4x as of September 2023 and December 2022, respectively, reflecting Adjusted EBITDA growth driven by strong revenue performance. Excluding impairment of intangible assets, the Net Debt to LTM Adjusted EBITDA ratio stood at 1.7x. As of December 31, 2023, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2023	As of Sep 30, 2023	As of Dec 31, 2022
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.97x	2.41x	3.21x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.42x	1.62x	2.36x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.68x	1.62x	2.36x
Total Debt	1,333.2	1,424.3	1,465.4
Short-Term Debt	199.7	154.4	178.0
Long-Term Debt	1,133.5	1,269.9	1,287.4
Cash & Cash Equivalents	369.8	468.9	385.3
Total Net Debt[3]	963.4	955.4	1,080.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of December 31, 2023 was $677.7 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of December 31, 2023 was $574.9 million.

Total Debt by Segment (in US$ million)
	As of Dec 31, 2023	As of Dec 31, 2022
Argentina	646.1	720.0
Italy (1)	179.2	208.9
Brazil (2)	213.9	224.5
Uruguay (3)	269.8	273.9
Armenia	13.2	21.1
Ecuador	11.0	17.0
Total	1,333.2	1,465.4

1 Of which approximately $111.5 million remain at Toscana Aeroporti level.

2 Of which approximately $213.9 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $247.3 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	294.3	239.4	569.5	711.8	1,815.0

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of December 31, 2023:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	32.9	101.2	244.5	276.3	654.8
	Interest	USD	43.7	40.6	94.2	32.2	210.7
	Principal	ARS	-	-	-	-	-
	Interest	ARS	0.2	-	-	-	0.2
Italy	Principal	EUR	129.1	25.2	22.8	-	177.1
	Interest	EUR	9.6	2.3	0.9	-	12.8
Brazil	Principal	R$	14.0	15.2	54.6	129.7	213.4
	Interest	R$	18.2	16.9	41.8	31.0	107.8
Uruguay	Principal	USD	7.3	15.2	62.5	195.1	280.1
	Interest	USD	18.8	18.3	47.7	47.6	132.3
Armenia	Principal	EUR	13.3	-	-	-	13.3
	Interest	EUR	0.5	-	-	-	0.5
Ecuador	Principal	USD	6.0	4.4	0.5	-	10.9
	Interest	USD	0.8	0.3	0.0	-	1.1
Total			294.3	239.4	569.5	711.8	1,815.0

Cash by Segment (in US$ million)
	As of Dec 31, 2023	As of Sep 30, 2023	As of Dec 31, 2022
Argentina	91.2	161.5	145.5
Italy (1)	34.8	39.1	64.7
Brazil (2)	65.8	90.9	66.1
Uruguay	35.9	30.5	25.7
Armenia	39.0	46.7	28.6
Ecuador	16.1	3.6	12.9
Intermediate holding Companies	86.9	96.6	41.7
Total	369.8	468.9	385.3

1 Of which approximately $28.9 million remain at Toscana Aeroporti level.

2 Of which approximately $60.6 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q23, CAAP made capital expenditures of $49.2 million, a 23.7% YoY decrease from $64.4 million in 4Q22 and 46.8% lower than pre-pandemic levels of 4Q19. Excluding IAS 29, capital expenditures amounted to $64.1 million in the quarter, with Argentina and Uruguay accounting for 60% and 22%, respectively. The latter included investments related to the airports incorporated through the extension of the Puerta del Sur concession agreement in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q23.

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	8.1	6.9	18.1%		8.1	6.9	18.1%
International Passengers (in millions) (1)	3.2	2.7	20.0%		3.2	2.7	20.0%
Transit Passengers (in millions) (1)	0.3	0.3	22.1%		0.3	0.3	22.1%
Total Passengers (in millions) (1)	11.7	9.8	18.7%		11.7	9.8	18.7%
Cargo Volume (in thousands of tons)	53.2	47.0	13.4%		53.2	47.0	13.4%
Total Aircraft Movements (in thousands)	115.6	108.1	6.9%		115.6	108.1	6.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	80.4	92.9	-13.5%	-45.1	125.5	97.7	28.5%
Non-aeronautical revenue	89.3	121.4	-26.4%	-44.5	133.8	127.8	4.7%
Commercial revenue	67.5	75.3	-10.4%	-30.6	98.1	78.1	25.6%
Construction service revenue	21.9	46.1	-52.6%	-13.9	35.7	49.7	-28.2%
Total Revenue	169.7	214.3	-20.8%	-89.6	259.3	225.5	15.0%
Total Revenue Excluding IFRIC12(2)	147.8	168.2	-12.1%	-75.7	223.6	175.8	27.2%
Cost of Services	115.9	155.0	-25.0%	-41.1	157.0	147.2	6.6%
Selling, general and administrative expenses	15.5	17.7	-12.4%	-8.3	23.8	18.4	29.4%
Other expenses	2.0	1.8	12.0%	-0.7	2.6	1.9	38.8%
Total Costs and Expenses	133.4	174.4	-23.5%	-50.1	183.5	167.5	9.5%
Total Costs and Expenses Excluding IFRIC12(3)	111.6	128.4	-13.1%	-36.2	147.8	117.8	25.4%
Adjusted Segment EBITDA	54.7	64.5	-15.1%	-28.9	83.6	66.9	25.0%
Adjusted Segment EBITDA Mg	32.3%	30.1%	216	-	32.2%	29.7%	258
Adjusted EBITDA Margin excluding IFRIC 12(4)	37.0%	38.3%	-129	-	37.4%	38.0%	-64
Capex	23.5	47.1	-50.1%	-14.9	38.4	49.4	-22.3%
1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	30.5	24.1	26.9%		30.5	24.1	26.9%
International Passengers (in millions) (1)	11.7	8.6	36.2%		11.7	8.6	36.2%
Transit Passengers (in millions) (1)	1.4	1.1	27.7%		1.4	1.1	27.7%
Total Passengers (in millions) (1)	43.7	33.8	29.3%		43.7	33.8	29.3%
Cargo Volume (in thousands of tons)	191.8	181.7	5.6%		191.8	181.7	5.6%
Total Aircraft Movements (in thousands)	458.6	384.7	19.2%		458.6	384.7	19.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	296.4	330.3	-10.3%	-159.2	455.6	333.9	36.4%
Non-aeronautical revenue	344.2	432.3	-20.4%	-182.2	526.4	440.9	19.4%
Commercial revenue	251.2	308.1	-18.5%	-126.5	377.6	307.0	23.0%
Construction service revenue	93.0	124.2	-25.1%	-55.7	148.7	133.9	11.1%
Total Revenue	640.6	762.6	-16.0%	-341.4	982.0	774.8	26.7%
Total Revenue Excluding IFRIC12(2)	547.5	638.4	-14.2%	-285.7	833.2	640.9	30.0%
Cost of Services	419.6	526.6	-20.3%	-149.8	569.4	472.6	20.5%
Selling, general and administrative expenses	55.0	56.1	-2.0%	-29.0	84.0	55.6	51.1%
Other expenses	7.4	5.2	40.5%	-3.5	10.9	5.6	92.8%
Total Costs and Expenses	481.9	587.9	-18.0%	-182.3	664.2	533.8	24.4%
Total Costs and Expenses Excluding IFRIC12(3)	389.0	463.9	-16.1%	-126.6	515.7	400.1	28.9%
Adjusted Segment EBITDA	232.0	277.9	-16.5%	-130.6	362.7	277.2	30.9%
Adjusted Segment EBITDA Mg	36.2%	36.4%	-21	-	36.9%	35.8%	116
Adjusted EBITDA Margin excluding IFRIC 12(4)	42.4%	43.5%	-115	-	43.5%	43.2%	29
Capex	93.3	124.2	-24.9%	-55.8	149.1	135.7	9.9%

Passenger Traffic increased 18.7% YoY, exceeding for the first time pre-pandemic levels by 9.5%. This marks a sequential improvement from the prior quarter. International passenger traffic, which has been gradually recovering due to the ongoing and gradual resumption of routes and frequencies, increased 20.0% YoY in 4Q23 reaching 98.5% of 4Q19 traffic levels, up from 88.6% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic and benefited from a government program to boost domestic tourism in October, increased 18.1% YoY and exceeded 4Q19 levels by 15.4%, up from 4.1% in the previous quarter.

Revenues decreased 20.8% YoY to $169.7 million in 4Q23 on an ‘As reported’ basis or increased 15.0% to $259.3 million when excluding the impact of rule IAS29, primarily due to a 28.5% increase in Aeronautical revenues as well as a 20.0% increase in Commercial revenues, reflecting higher year-over-year activity. Construction service revenue decreased 14.0% YoY reflecting lower Capex in the reported quarter. Compared to 4Q19 and excluding both Construction Services and the impact of IAS 29, revenues grew by 52.1%, or $76.5 million to $223.6 million, driven by increases of 75.0% in Commercial revenues and 37.9% in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 grew by 28.5% YoY and by 37.9% against 4Q19, reflecting the recovery in passenger traffic along with the increase in the international passenger fee introduced in March 2021 and higher domestic passenger fees introduced in March 2022 and March 2023.

•	Commercial Revenues ex-IAS29 increased 25.6% YoY and 75.0% against 4Q19, mainly driven by an increase of 43.8%, or $13.0 million. in Cargo revenues primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty Free revenues also supported commercial revenues growth, increasing 266.4%, or $15.1 million, against pre-pandemic levels.

Total Costs and Expenses decreased 23.5% YoY to $133.4 million in 4Q23 on an ‘As reported’ basis. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 25.4% YoY, mainly due to the recovery in passenger traffic during the period. When compared to 4Q19, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services increased 35.0%, or $38.3 million, primarily due to higher Cost of Services along with higher SG&A expenses.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 25.5% YoY and 33.7% compared to 4Q19, or $30.8 million, driven mainly by the following increases:

•	94.3%, or $22.7 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation, and

•	53.7%, or $11.7 million, in Concession Fees, due to higher revenues.

The above was partially offset by decreases of 61.4%, or $5.0 million, in Amortization and depreciation, and 9.9%, or $2.8 million, in Maintenance expenses.

•	SG&A ex-IAS29 increased by 29.4% YoY. Compared to 4Q19, SG&A ex-IAS29 increased by 37.3% against 4Q19, or $6.5 million, to $23.8 million, mainly due to higher Taxes and Salaries and Social Security Contributions.

Adjusted Segment EBITDA decreased 15.1% YoY to $54.7 million in 4Q23 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA grew by 25.0% YoY to $83.6 million, with Adjusted EBITDA margin EX-IFRIC12 of 37.4% in the quarter, compared to 38.0% in 4Q22. Compared to pre-pandemic levels of 4Q19, Adjusted EBITDA excluding IAS 29 increased 67.0%, or $33.6 million from $50.1 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 3.4 percentage points from 34.0%.

During 4Q23, CAAP made Capital Expenditures ex-IAS29 of $38.4 million, compared to $49.4 million in 4Q22 and $69.4 million in 4Q19. These expenditures were primarily allocated to the improvement in access roads, apron and lighting system at Aeroparque Airport, the new terminal building and lighting system at Rio Hondo Airport, the runway and terminal building works at Ezeiza Airport, the new terminal building and lighting system at Santa Rosa Airport, as well as the new terminal building at San Juan airport.

Italy

	4Q23	4Q22	% Var.	2023	2022	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	4.3%	1.7	1.6	9.6%
International Passengers (in millions)	1.4	1.2	19.8%	6.4	5.1	25.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.8	1.5	16.0%	8.2	6.7	21.9%
Cargo Volume (in thousands of tons)	3.5	3.8	-9.4%	12.9	14.9	-13.2%
Total Aircraft Movements (in thousands)	17.5	15.4	13.5%	77.9	68.9	13.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	15.4	17.1	-10.0%	70.1	70.4	-0.4%
Non-aeronautical revenue	20.0	15.3	30.1%	63.3	46.8	35.2%
Commercial revenue	9.7	8.5	14.3%	39.9	32.5	23.0%
Construction service revenue	8.7	3.2	174.0%	16.2	7.8	106.9%
Other revenue	1.6	3.7	-57.3%	7.2	6.6	9.7%
Total Revenue	35.4	32.5	9.0%	133.4	117.2	13.8%
Total Revenue Excluding IFRIC12(1)	26.7	29.3	-8.8%	117.2	109.4	7.2%
Cost of Services	26.8	25.8	3.6%	91.6	94.6	-3.1%
Selling, general and administrative expenses	3.2	3.8	-15.0%	13.1	17.0	-22.7%
Other Expenses	0.9	0.1	1050.8%	0.9	0.1	734.9%
Total Costs and Expenses	30.9	29.7	3.9%	105.7	111.7	-5.4%
Total Costs and Expenses Excluding IFRIC12(2)	26.7	27.4	-2.3%	95.7	105.6	-9.3%
Adjusted Segment EBITDA	7.4	10.4	-28.6%	39.1	21.2	84.8%
Adjusted Segment EBITDA Mg	21.0%	32.0%	-1103	29.3%	18.1%	1126
Adjusted EBITDA Margin excluding IFRIC 12(3)	10.9%	32.7%	-2173	28.1%	17.8%	1026
Capex	9.2	4.1	126.5%	17.5	9.7	79.7%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 16.0% YoY and reached 99.3% of 4Q19 pre-pandemic levels. International traffic increased 19.8% YoY and surpassed 4Q19 levels by 3.2%, while domestic traffic grew 4.3% YoY to 87.3% of 4Q19 levels. Traffic at Florence airport was 6.5% above 4Q19, while some pre-pandemic destinations still need to resume at Pisa airport. A strike carried out by unionized airport workers on November 24th, negatively impacted traffic in the quarter.

Revenues increased 9.0% YoY to $35.4 million in 4Q23, driven by Commercial revenue growth reflecting increases in year-over-year passenger travel and in Construction Service revenues. Commercial revenues grew 14.3% YoY, mainly driven by passenger-related services such as F&B services, Parking facilities, and VIP lounges, following the strong year-over-year traffic recovery. When compared to 4Q19, revenues excluding Construction Services decreased 19.4%, mainly driven by lower Aeronautical revenues.

•	Aeronautical Revenues declined 30.7% versus 4Q19, or $6.8 million, as a result of lower passenger traffic and also due to the disposal of the handling company ‘Toscana Aeroporti Handling’, in December 2022. This was partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passengers with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues, decreased 3.2% versus 4Q19, or $0.3 million, mainly driven by lower Duty Free and Advertising revenues.

Total Costs and Expenses increased 3.9% YoY, or $1.2 million, in 4Q23 mainly driven by higher Cost of Services and Other Expenses, partially offset by lower SG&A expenses. Excluding Construction Services, Total Cost and Expenses declined 2.3% YoY to $26.7 million. Compared to the same quarter of 2019, Total Cost and Expenses decreased 6.8%, or 10.0% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 11.0%, or $2.8 million, against 4Q19, primarily driven by lower Salaries and Social Security Contribution expenses.

•	SG&A declined 23.0%, or $1.0 million, to $3.2 million against 4Q19.

Adjusted Segment EBITDA decreased 28.6% to $7.4 million in 4Q23 from $10.4 million in 4Q22, which included a benefit of $4.2 million related to the disposal of the handling company. Excluding this extraordinary item from 4Q22, Adjusted EBITDA would have increased 19.8% YoY. Compared to 4Q19, Adjusted EBITDA increased 1.6%, with Adjusted EBITDA margin expanding 1.3 percentage points to 21.0%.

During 4Q23, CAAP made Capital Expenditures of $9.2 million, compared to $4.1 million in 4Q22 and $7.4 million in 4Q19.

Brazil

	4Q23	4Q22	% Var.	2023	2022	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.7	2.5	8.9%	10.9	10.0	8.4%
International Passengers (in millions) (1)	0.2	0.1	21.4%	0.6	0.5	38.7%
Transit Passengers (in millions) (1)	1.4	1.7	-15.6%	5.6	5.3	6.2%
Total Passengers (in millions) (1)	4.3	4.3	-0.3%	17.1	15.7	8.6%
Cargo Volume (in thousands of tons)	18.2	16.6	9.6%	66.6	57.8	15.2%
Total Aircraft Movements (in thousands)	39.0	39.2	-0.4%	158.4	144.6	9.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.0	10.5	14.4%	45.7	36.6	24.7%
Non-aeronautical revenue	17.7	14.0	25.9%	65.0	52.7	23.4%
Commercial revenue	17.5	14.0	24.8%	64.8	52.7	23.0%
Total Revenue	29.6	24.5	21.0%	110.7	89.3	23.9%
Cost of Services	21.8	19.0	14.9%	79.3	71.1	11.5%
Selling, general and administrative expenses	3.2	4.6	-31.0%	11.1	13.2	-16.1%
Other expenses	-103.2	0.0	-313896.0%	-103.2	0.4	-24439.0%
Total Costs and Expenses	-78.3	23.6	-431.6%	-12.9	84.7	-115.2%
Adjusted Segment EBITDA	189.8	17.8	968.8%	218.3	32.1	580.4%
Adjusted Segment EBITDA Mg	640.6%	72.5%	56810	197.2%	35.9%	16130
Capex	0.3	0.7	-48.1%	1.7	2.0	-11.6%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic in the quarter remained impacted by financial and aircraft constraints in some of the local airlines, combined with increasing ticket prices which affected travel demand. Total traffic declined 0.3% YoY, reaching 84.7% of 4Q19 pre-pandemic levels, down from 93.7% in the prior quarter. Domestic passenger traffic, which accounted for almost two-thirds of total passenger traffic, was up 8.9% YoY and stood at 86.4% of 4Q19 pre-pandemic levels, but below 98.1% in the previous quarter. Transit passengers declined 15.6% YoY to 81.1% of 4Q19 levels.

Revenues increased 21.0% YoY to $29.6 million in 4Q23 mainly due to higher Commercial revenues. Compared to 4Q19, revenues decreased 1.4%, or $0.4 million, as the strong performance in Commercial revenue was more than offset by a decline in Aeronautical revenues resulting from lower passenger traffic. Results were also impacted by the 20.4% average depreciation of the Brazilian real against the US dollar since 4Q19.

•	Aeronautical Revenues increased 14.4% YoY and declined 19.9% vs 4Q19, or $3.0 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues increased 24.8% YoY and 15.9% against 4Q19, or $2.4 million, despite lower passenger traffic and currency depreciation. The increase in commercial revenue was primarily driven by a continued solid performance of VIP lounges and, to a lesser extent, Parking facilities and F&B services.

Total Costs and Expenses in 4Q23 included a $103.8 million reversal expense related to the termination of the Natal airport concession agreement recorded within the ‘Other expenses’ cost line item.

•	Cost of Services declined 8.8% vs. 4Q19, or $2.1 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 20.4% average depreciation of the Brazilian Real since 4Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Maintenance expenses.

•	SG&A totaled $3.2 million in 4Q23 versus $4.6 million in 4Q22 and $0.0 million in 4Q19, when the Company recorded a bad debt reserve reversal due to a favorable resolution on a dispute with a telecommunications client.

Adjusted Segment EBITDA totaled $189.8 million and benefited from the contribution of $166.5 million related to the friendly termination of the Natal airport concession agreement. Excluding such impact, Adjusted EBITDA increased 31.2% YoY with Adjusted EBITDA margin expounding 6.1 percentage points to 78.6%. Compared to 4Q19 and excluding also the impairment charge of $42.8 million recorded that year, Adjusted EBITDA grew by 133% versus pre-pandemic levels. Adjusted EBITDA in this quarter benefited from an economic compensation of R$127 million obtained from the government, mainly in connection with the economic re-equilibrium to offset the COVID-19 impact during 2022 (an additional portion) and 2023.

During 4Q23, CAAP made Capital Expenditures of $0.3 million, compared to $0.7 million in 4Q22 and $2.3 million in 4Q19.

Uruguay

	4Q23	4Q22	% Var.	2023	2022	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	22.5%	1.9	1.4	34.9%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.4	23.5%	2.0	1.4	35.8%
Cargo Volume (in thousands of tons)	7.8	7.9	-1.0%	31.2	32.1	-2.9%
Total Aircraft Movements (in thousands)	8.8	8.3	6.1%	32.0	27.9	14.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.1	11.5	40.3%	65.4	43.5	50.6%
Non-aeronautical revenue	26.6	20.4	30.3%	91.6	61.8	48.1%
Commercial revenue	15.3	12.4	23.7%	59.8	48.6	23.0%
Construction service revenue	11.2	8.0	40.6%	31.7	13.2	140.8%
Total Revenue	42.7	31.9	33.9%	157.0	105.3	49.1%
Total Revenue Excluding IFRIC12(1)	31.5	23.9	31.7%	125.3	92.1	36.0%
Cost of Services	26.5	19.6	35.3%	93.4	58.8	58.9%
Selling, general and administrative expenses	5.4	6.2	-13.0%	18.9	16.5	14.5%
Other expenses	0.2	0.2	26.8%	0.5	0.5	5.9%
Total Costs and Expenses	32.1	25.9	23.7%	112.8	75.7	48.9%
Total Costs and Expenses Excluding IFRIC12(2)	20.9	17.9	16.2%	81.1	62.5	29.6%
Adjusted Segment EBITDA	11.7	7.2	63.8%	50.0	35.3	41.4%
Adjusted Segment EBITDA Mg	27.5%	22.5%	502	31.8%	33.6%	-173
Adjusted EBITDA Margin excluding IFRIC 12 (3)	37.3%	30.0%	732	39.9%	38.4%	152
Capex	14.0	9.9	41.5%	38.7	21.3	81.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Uruguay, where activity is mainly international, continued to post a recovery in passenger traffic and surpassed pre-pandemic levels for the first time, boosted by new routes and frequencies during the quarter. Total traffic increased by 23.5% YoY, exceeding 4Q19 levels by 2.8%.

Revenues increased 33.9% YoY to $42.7 million in 4Q23 on an ‘As reported’ basis, or 31.7% to $31.5 million, when excluding Construction service revenue. Compared to 4Q19, and excluding IFRIC12, revenues grew 28.6%, or $7.0 million, to $31.5 million, driven by both higher Aeronautical and Commercial revenues.

•	Aeronautical Revenues increased 40.3% YoY, or $4.6 million, to $16.1 million, in line with the increase in passenger traffic against 4Q22, and was 25.4% higher than 4Q19 pre-pandemic levels.

•	Commercial Revenues increased 23.7% YoY and 32.2% vs. 4Q19, or $3.7 million, to $15.3 million, mainly driven by higher Cargo and Fuel revenues, combined with higher VIP Lounges and Parking facilities.

Total Costs and Expenses increased 23.7% YoY to $32.1 million. Excluding Construction Service, Total Cost and Expenses rose 16.2% YoY to $20.9 million, due to an increase in operating costs following higher traffic activity when compared to 4Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 37.6%, or $5.7 million, due to higher Cost of services and, to a lesser extent, higher SG&A expenses.

•	Cost of Services increased 73.7% compared to 4Q19, or $11.3 million. Excluding Construction Service cost, Cost of Services increased 31.9%, or $3.7 million, mainly due to higher Salaries and social security contributions, Maintenance expenses, and Concession Fees.

•	SG&A decreased 13.0% YoY, to $5.4 million, and increased 61.3% against 4Q19, mainly as a result of higher Services and Fees.

Adjusted Segment EBITDA increased 63.8% YoY to $11.7 million in 4Q23, and decreased 2.2%, or $0.3 million, when compared to 4Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 12.1 percentage points to 37.3%.

During 4Q23, CAAP made Capital Expenditures of $14.0 million in Uruguay, compared to $9.9 million in 4Q22 and $1.2 million in 4Q19. The increase in capital expenditures reflects the works related to the airports that were incorporated through the extension of the Puerta del Sur concession agreement in November 2021.

Armenia

	4Q23	4Q22	% Var.	2023	2022	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.2	1.1	16.5%	5.4	3.7	46.8%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.1	16.5%	5.4	3.7	46.8%
Cargo Volume (in thousands of tons)	9.4	9.2	2.4%	33.9	23.3	45.0%
Total Aircraft Movements (in thousands)	9.9	10.0	-1.8%	44.1	35.2	25.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.5	16.5	24.2%	88.5	60.7	45.9%
Non-aeronautical revenue	40.5	41.3	-1.9%	164.0	146.9	11.6%
Commercial revenue	39.2	40.3	-2.7%	160.4	145.1	10.5%
Construction service revenue	1.3	1.0	30.0%	3.6	1.8	99.6%
Total Revenue	61.0	57.8	5.6%	252.5	207.5	21.7%
Total Revenue Excluding IFRIC12(1)	59.7	56.8	5.2%	248.9	205.7	21.0%
Cost of Services	38.7	40.1	-3.5%	156.5	142.7	9.7%
Selling, general and administrative expenses	3.7	3.5	5.7%	14.3	13.0	9.7%
Other expenses	0.3	0.2	50.0%	1.0	0.8	32.8%
Total Costs and Expenses	42.7	43.7	-2.3%	171.8	156.5	9.8%
Total Costs and Expenses Excluding IFRIC12(2)	41.4	42.7	-3.1%	168.3	154.7	8.7%
Adjusted Segment EBITDA	23.3	19.0	22.7%	99.7	68.9	44.7%
Adjusted Segment EBITDA Mg	38.2%	32.9%	530	39.5%	33.2%	629
Adjusted EBITDA Margin excluding IFRIC 12 (3)	38.9%	33.4%	554	40.0%	33.5%	656
Capex	1.9	2.2	-15.1%	7.1	5.8	0.2

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic improved 16.5% YoY and exceeded pre-pandemic levels of 4Q19 by 59.9%, down from 62.0% in the prior quarter. The introduction of new airlines, together with a higher number of flight frequencies continue to support traffic performance at the airport, which is currently operating at maximum capacity given the significant growth in passenger traffic within the past few years.

Revenues increased 5.6% YoY to $61.0 million in 4Q23 on an ‘As reported’ basis, or 5.2% when excluding Construction service revenue. Compared to 4Q19, and excluding IFRIC12, revenues increased 91.1%, or $28.5 million, to $59.7 million, mainly driven by an increase in Commercial revenues and, to a lesser extent, Aeronautical revenues, following solid traffic recovery.

•	Aeronautical Revenues increased 24.2% YoY, or $4.0 million, to $20.5 million, in line with the increase in passenger traffic.

•	Commercial Revenues decreased 2.7% YoY and 109.7% vs. 4Q19, or $20.5 million, to $39.2 million, mainly driven by higher Fuel revenues (linked to Cost of Fuel) and increases in all passenger-related revenues such as Duty Free, VIP Lounge and Parking facilities.

Total Costs and Expenses decreased 2.3% YoY to $42.7 million, driven by reduced Cost of Services as the increase in operating costs following higher traffic activity when compared to 4Q22 was more than offset by lower Cost of Fuel. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 82.9%, or $18.8 million, primarily due to higher Cost of services.

•	Cost of Services increased 81.5% compared to 4Q19, or $17.4 million, mainly driven by higher Cost of fuel (linked to Fuel revenues) and, to a much lesser extent, higher Salaries and social security contributions.

•	SG&A increased 5.7% YoY, to $3.7 million, and grew 7.7% against 4Q19.

Adjusted Segment EBITDA increased 22.7% YoY to $23.3 million in 4Q23, and increased 86.9%, or $10.8 million, when compared to 4Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 0.7 percentage points to 38.9%, despite the growth in the Fuel business, which typically carries a lower margin.

During 4Q23, CAAP made Capital Expenditures of $1.9 million in Armenia, compared to $2.2 million in 4Q22 and $2.5 million in 4Q19.

Ecuador

	4Q23	4Q22	% Var.	2023	2022	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	2.7%	2.6	2.1	19.5%
International Passengers (in millions)	0.6	0.5	7.1%	2.2	2.0	9.5%
Transit Passengers (in millions)	0.0	0.0	9.7%	0.1	0.1	4.0%
Total Passengers (in millions)	1.2	1.1	4.9%	4.8	4.2	14.5%
Cargo Volume (in thousands of tons)	9.5	8.0	18.0%	33.8	33.3	1.7%
Total Aircraft Movements (in thousands)	18.8	19.4	-3.2%	78.5	77.0	2.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.7	17.3	13.7%	78.3	68.4	14.6%
Non-aeronautical revenue	7.1	8.1	-12.9%	26.9	27.8	-3.4%
Commercial revenue	7.1	6.7	5.4%	26.9	25.1	7.2%
Construction service revenue	0.0	1.4	-100.0%	0.0	2.8	-99.2%
Total Revenue	26.7	25.4	5.2%	105.2	96.2	9.4%
Total Revenue Excluding IFRIC12	26.7	24.0	11.4%	105.2	93.4	12.6%
Cost of Services	16.9	15.7	8.0%	62.3	57.6	8.2%
Selling, general and administrative expenses	3.7	3.5	6.1%	14.6	13.2	10.4%
Other expenses	0.0	0.0	52.3%	0.0	0.1	-51.0%
Total Costs and Expenses	20.6	19.2	7.7%	76.9	70.9	8.5%
Total Costs and Expenses Excluding IFRIC12	20.6	17.8	16.2%	76.9	68.1	12.9%
Adjusted Segment EBITDA	7.2	7.2	-0.2%	32.0	29.0	10.4%
Adjusted Segment EBITDA Mg	26.8%	28.2%	-145	30.4%	30.1%	28
Adjusted EBITDA Margin excluding IFRIC 12	26.8%	29.9%	-311	30.4%	31.0%	-61
Capex	0.2	0.5	-0.5	3.3	1.8	0.8

In Ecuador, total passenger traffic grew 4.9% YoY, exceeding pre-pandemic levels by 4.7%, down from 11.9% in the previous quarter. Both domestic and international passenger traffic continued to increase sequentially, reaching 105.0% and 104.1% of 4Q19 levels, respectively. While total traffic in the quarter benefited from a higher number of frequencies at both international and domestic routes, domestic traffic was affected by the exit of the domestic carrier Equair.

Revenues increased 5.2% YoY to $26.7 million in 4Q23 on an ‘As reported’ basis. Compared to 4Q19, revenues decreased 10.3%, or $3.1 million, as higher Aeronautical and Commercial revenues were more than offset by lower Construction service revenue.

•	Aeronautical Revenues increased 13.7% YoY, or $2.4 million, to $19.7 million, in line with the increase in passenger traffic against 4Q22.

•	Commercial Revenues increased 5.4% YoY and 12.4% vs. 4Q19, or $0.8 million, to $7.1 million, driven by higher Duty Free and Walkway services, combined with increases in all passenger-related revenues such as VIP Lounges and F&B services.

Total Costs and Expenses increased 7.7% YoY to $20.6 million, due to an increase in operating costs following higher traffic activity in the period. Against the same quarter of 2019, however, Total Cost and Expenses decreased 15.5%, or $3.8 million, primarily due to lower Cost of services.

•	Cost of Services EX-IFRIC increased 14.5% compared to 4Q19, or $2.1 million, mainly driven by higher Maintenance expenses, along with higher Amortization and depreciation, Services and fees, Concession fees and Salaries and social security contributions.

•	SG&A increased 6.1% YoY, to $3.7 million, and increased 12.1% against 4Q19.

Adjusted Segment EBITDA remained flat YoY at $7.2 million in 4Q23, and increased 20.6%, or $1.2 million, when compared to 4Q19, with Adjusted EBITDA Margin Ex IFRIC12 expanding 1.6 percentage points to 26.8%.

During 4Q23, CAAP made Capital Expenditures of $0.2 million in Ecuador, compared to $0.5 million in 4Q22 and $7.6 million in 4Q19.

Key Quarter Highlights and Subsequent Events

Natal Concession Agreement

On January 5, 2024, the Company received a total gross indemnification payment of R$610.4 million in connection with the friendly termination of its concession agreement of the Natal airport, in Brazil. This process has been carried out strictly in compliance with the existing Brazilian legal and regulatory framework and fully coordinated with all Brazilian authorities. The aforementioned amount was determined by the corresponding authorities, primarily based on non-amortized capital expenditure investments.

AA2000 | Increase in Domestic Passenger Fees in Argentina

On December 4, 2023, the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 84/2023, approving an increase in the domestic passenger fee to ARS2,540 from ARS1,100, effective January 2024.

Guayaquil Airport | Awards & Recognitions

On February 20, 2024, Airports Council International (ACI) World announced the winners of the 2023 Airport Service Quality (ASQ) Awards, recognizing the best airports for customer experience worldwide, as selected by passengers. In this respect, the Guayaquil International Airport has earned the following 2023 ASQ Awards for Latin America and the Caribbean: (i) Best Airport between 2 to 5 million Passengers, (ii) Most Dedicated Staff, (iii) Easiest Airport Journey, (iv) Most Enjoyable Airport, and (v) Cleanest Airport.

For further information on subsequent events, please refer to Note 34 of the Company’s Financial Statements, filed with the SEC.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q23, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

4Q23 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, March 21, 2024
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-888-886-7786 (North America, Toll Free); 1-416-764-8658 (Other locations); Conference ID: 17554167
Webcast:	CAAP 4Q23 Earnings Conference Call
Replay:	1-877-674-7070 (North America, Toll Free); 1-416-764-8692 (Other locations); Playback Passcode: 554167 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 25 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q23	4Q22	% Var.	2023	2022	% Var.
Argentina
Domestic Passengers (in millions)	8.1	6.9	18.1%	30.5	24.1	26.9%
International Passengers (in millions)	3.2	2.7	20.0%	11.7	8.6	36.2%
Transit passengers (in millions)	0.3	0.3	22.1%	1.4	1.1	27.7%
Total passengers (in millions)	11.7	9.8	18.7%	43.7	33.8	29.3%
Cargo volume (in thousands of tons)	53.2	47.0	13.4%	191.8	181.7	5.6%
Aircraft movements (in thousands)	115.6	108.1	6.9%	458.6	384.7	19.2%
Italy
Domestic Passengers (in millions)	0.4	0.4	4.3%	1.7	1.6	9.6%
International Passengers (in millions)	1.4	1.2	19.8%	6.4	5.1	25.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.8	1.5	16.0%	8.2	6.7	21.9%
Cargo volume (in thousands of tons)	3.5	3.8	-9.4%	12.9	14.9	-13.2%
Aircraft movements (in thousands)	17.5	15.4	13.5%	77.9	68.9	13.1%
Brazil
Domestic Passengers (in millions)	2.7	2.5	8.9%	10.9	10.0	8.4%
International Passengers (in millions)	0.2	0.1	21.4%	0.6	0.5	38.7%
Transit passengers (in millions)	1.4	1.7	-15.6%	5.6	5.3	6.2%
Total passengers (in millions)	4.3	4.3	-0.3%	17.1	15.7	8.6%
Cargo volume (in thousands of tons)	18.2	16.6	9.6%	66.6	57.8	15.2%
Aircraft movements (in thousands)	39.0	39.2	-0.4%	158.4	144.6	9.5%
Uruguay(1)
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	22.5%	1.9	1.4	34.9%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.4	23.5%	2.0	1.4	35.8%
Cargo volume (in thousands of tons)	7.8	7.9	-1.0%	31.2	32.1	-2.9%
Aircraft movements (in thousands)	8.8	8.3	6.1%	32.0	27.9	14.8%
Ecuador(2)
Domestic Passengers (in millions)	0.6	0.6	2.7%	2.6	2.1	19.5%
International Passengers (in millions)	0.6	0.5	7.1%	2.2	2.0	9.5%
Transit passengers (in millions)	0.0	0.0	9.7%	0.1	0.1	4.0%
Total passengers (in millions)	1.2	1.1	4.9%	4.8	4.2	14.5%
Cargo volume (in thousands of tons)	9.5	8.0	18.0%	33.8	33.3	1.7%
Aircraft movements (in thousands)	18.8	19.4	-3.2%	78.5	77.0	2.0%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.2	1.1	16.5%	5.4	3.7	46.8%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.2	1.1	16.5%	5.4	3.7	46.8%
Cargo volume (in thousands of tons)	9.4	9.2	2.4%	33.9	23.3	45.0%

	4Q23	4Q22	% Var.	2023	2022	% Var.
Aircraft movements (in thousands)	9.9	10.0	-1.8%	44.1	35.2	25.4%
1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q23	4Q22	4Q23	4Q22	3Q23	3Q22	3Q23	3Q22
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	444.1	162.4	808.5	177.2	335.5	135.6	350.0	147.3
Euro	1.1	1.0	1.1	1.1	1.1	1.1	1.1	1.0
Brazilian Real	5.0	5.3	4.8	5.2	4.9	4.9	5.0	5.4
Uruguayan Peso	39.5	40.8	39.0	40.1	38.0	40.5	38.6	41.7

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	164.0	165.7	-1.0%	-45.1	209.1	170.5	22.6%
Passenger use fees	136.5	135.1	1.0%	-39.8	176.3	139.5	26.4%
Aircraft fees	27.1	25.3	6.9%	-5.4	32.4	25.8	25.7%
Other	0.4	5.3	-91.8%	-	0.4	5.3	-91.8%

Commercial Revenue Breakdown (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Commercial revenue	156.5	157.4	-0.6%	-30.6	187.1	160.1	16.8%
Warehouse use fees	36.8	44.4	-17.2%	-14.5	51.2	46.5	10.1%
Duty free shops	22.1	17.9	23.9%	-6.9	29.1	18.4	58.3%
Rental of space (including hangars)	9.6	8.1	17.9%	-1.8	11.4	8.3	37.1%
Parking facilities	7.7	9.8	-21.1%	-1.8	9.5	10.1	-5.6%
Fuel	33.9	34.7	-2.5%	-1.2	35.1	34.8	0.6%
Food and beverage services	6.6	6.0	10.6%	-1.1	7.6	6.0	26.7%
Advertising	5.4	4.6	17.5%	-1.0	6.5	4.2	55.0%
Services and retail stores	4.0	3.6	11.5%	-0.5	4.5	3.6	24.0%
Catering	2.0	2.0	-0.1%	-0.9	2.9	2.1	36.3%
VIP lounges	10.8	9.0	20.3%	-0.6	11.4	8.7	30.6%
Walkway services	1.5	1.8	-18.9%	-0.4	1.9	1.9	1.7%
Other	16.1	15.4	4.1%	0.0	16.0	15.5	3.7%

Revenues by Segment (in US$ million)

Country	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Argentina	640.6	762.6	-16.0%	-341.4	982.0	774.8	26.7%
Italy	133.4	117.2	13.8%	-	133.4	117.2	13.8%
Brazil	110.6	89.3	23.9%	-	110.6	89.3	23.9%
Uruguay	157.0	105.3	49.1%	-	157.0	105.3	49.1%
Armenia	252.5	207.5	21.7%	-	252.5	207.5	21.7%
Ecuador (1)	105.2	96.2	9.4%	-	105.2	96.2	9.4%
Unallocated	0.7	0.6	24.0%	-	0.7	0.6	24.0%
Total consolidated revenue	1,400.0	1,378.7	1.6%	-341.4	1,741.5	1,390.9	25.2%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	644.5	609.8	5.7%	-159.2	803.6	613.4	31.0%
Non-aeronautical Revenue	755.6	768.9	-1.7%	-182.2	937.8	777.5	20.6%
Commercial revenue	603.7	612.5	-1.5%	-126.5	730.1	611.4	19.4%
Construction service revenue (1)	144.7	149.8	-3.4%	-55.7	200.5	159.5	25.7%
Other revenue	7.2	6.6	9.8%	-	7.2	6.6	9.8%
Total Consolidated Revenue	1,400.0	1,378.7	1.6%	-341.4	1,741.5	1,390.9	25.2%
Total Revenue excluding Construction Service revenue (2)	1,255.3	1,228.9	2.2%	-285.7	1,541.0	1,231.4	25.1%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	644.5	609.8	5.7%	-159.2	803.6	613.4	31.0%
Passenger use fees	539.2	492.8	9.4%	-141.9	681.1	496.1	37.3%
Aircraft fees	106.6	96.3	10.7%	-17.3	123.9	96.6	28.2%
Other	-1.3	20.7	-106.2%	-	-1.3	20.7	-106.2%

Commercial Revenue Breakdown (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Commercial revenue	603.7	612.5	-1.5%	-126.5	730.1	611.4	19.4%
Warehouse use fees	147.8	185.8	-20.5%	-62.1	209.9	186.8	12.3%
Duty free shops	77.1	64.1	20.2%	-23.9	101.0	64.6	56.3%
Rental of space (including hangars)	36.2	40.6	-10.9%	-6.4	42.5	40.6	4.6%
Parking facilities	32.7	35.2	-7.1%	-8.4	41.1	35.6	15.5%
Fuel	134.2	129.7	3.5%	-3.2	137.4	129.7	5.9%
Food and beverage services	25.6	22.4	14.6%	-4.0	29.6	22.2	33.2%
Advertising	19.5	17.3	12.5%	-2.4	21.9	15.8	39.2%
Services and retail stores	14.9	14.4	3.3%	-1.7	16.6	14.4	15.1%
Catering	7.3	7.6	-4.4%	-2.9	10.2	7.7	32.3%
VIP lounges	40.3	32.1	25.5%	-1.9	42.2	31.0	36.4%
Walkway services	6.0	6.9	-12.9%	-1.6	7.7	7.0	10.4%
Other	62.1	56.3	10.2%	-8.1	70.1	56.0	25.2%

Total Expenses Breakdown (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Cost of services	249.7	278.0	-10.2%	-41.1	290.7	270.2	7.6%
SG&A	37.5	43.2	-13.1%	-8.3	45.8	43.9	4.5%
Financial loss	261.7	80.2	226.1%	-470.5	732.2	194.8	275.9%
Inflation adjustment	18.7	-1.4	-1419.2%	17.6	1.0	-1.9	-153.2%
Other expenses	-99.9	2.2	-4576.8%	-0.7	-99.2	2.4	-4291.1%
Income tax expense	-66.3	20.3	-427.2%	221.0	-287.3	-36.2	693.9%
Total expenses	401.3	422.5	-5.0%	-281.9	683.3	473.1	44.4%

Cost of Services (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	249.7	278.0	-10.2%	-41.1	290.7	270.2	7.6%
Salaries and social security contributions	52.2	60.0	-13.0%	-16.2	68.4	61.2	11.8%
Concession fees	41.1	41.1	0.2%	-11.8	52.9	42.4	24.9%
Construction service cost	38.7	58.7	-34.2%	-13.8	52.5	62.4	-15.8%
Maintenance expenses	31.1	28.1	10.8%	-6.5	37.6	29.5	27.4%
Amortization and depreciation	31.0	35.3	-12.2%	11.7	19.3	19.5	-1.0%
Services and fees	15.5	13.7	12.7%	-2.1	17.6	13.9	26.2%
Cost of fuel	27.8	29.4	-5.4%	-	27.8	29.4	-5.4%
Taxes	0.4	0.7	-43.3%	-0.4	0.8	0.8	-3.3%
Office expenses	3.5	4.2	-16.1%	-1.9	5.4	4.4	23.0%
Provision for maintenance cost	2.2	1.0	118.1%	-	2.2	1.0	118.1%
Others	6.1	5.7	6.6%	-0.1	6.2	5.7	8.5%

Selling, General and Administrative Expenses (in US$ million)

	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
SG&A	37.5	43.2	-13.1%	-8.3	45.8	43.9	4.5%
Taxes	10.1	11.4	-11.6%	-4.6	14.7	11.9	23.8%
Salaries and social security contributions	9.0	8.6	5.4%	-2.8	11.8	8.8	33.5%
Services and fees	10.3	15.1	-32.1%	-0.8	11.0	15.2	-27.5%
Office expenses	1.6	1.7	-3.7%	-0.7	2.3	1.7	40.7%
Amortization and depreciation	1.7	1.8	-6.8%	0.8	0.8	1.7	-50.3%
Maintenance expenses	0.7	0.4	52.6%	-0.1	0.8	0.5	64.7%
Advertising	0.5	0.6	-22.6%	-0.1	0.6	0.6	-6.5%
Insurances	0.8	0.7	27.2%	-0.1	0.9	0.6	36.5%
Charter services	0.0	0.1	-100.0%	-	0.0	0.1	-100.0%
Bad debts recovery	-1.2	-1.4	-11.0%	1.5	-2.7	-1.5	84.1%
Bad debts	0.9	2.4	-62.0%	-1.6	2.5	2.4	1.1%
Others	3.2	1.8	76.9%	0.0	3.2	1.8	76.9%

Expenses by Segment (in US$ million)

Country	4Q23 as reported	4Q22 as reported	% Var as reported	IAS 29	4Q23 ex IAS 29	4Q22 ex IAS 29	% Var ex IAS 29
Argentina	133.4	174.4	-23.5%	-50.1	183.5	167.5	9.5%
Italy	30.9	29.7	3.9%	-	30.9	29.7	3.9%
Brazil	-78.3	23.6	-431.6%	-	-78.3	23.6	-431.6%
Uruguay	32.1	25.9	23.7%	-	32.1	25.9	23.7%
Armenia	42.7	43.7	-2.3%	-	42.7	43.7	-2.3%
Ecuador	20.6	19.2	7.7%	-	20.6	19.2	7.7%
Unallocated	6.0	6.8	-12.4%	-	6.0	6.8	-12.4%
Total consolidated expenses (1) (2)	187.4	323.4	-42.0%	-50.1	237.5	316.4	-25.0%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Cost of Services	914.7	963.0	-5.0%	-149.8	1064.4	909.0	17.1%
Salaries and social security contributions	185.9	205.9	-9.7%	-51.7	237.6	206.6	15.0%
Concession fees	156.2	158.5	-1.4%	-43.2	199.4	159.4	25.1%
Construction service cost	138.3	147.9	-6.5%	-55.7	193.9	157.5	23.1%
Maintenance expenses	105.6	107.5	-1.7%	-31.0	136.7	108.4	26.0%
Amortization and depreciation	123.7	145.8	-15.2%	45.3	78.3	79.1	-0.9%
Other	204.9	197.5	3.8%	-13.6	218.5	197.8	10.5%
Cost of Services Excluding Construction Service cost	776.4	815.1	-4.7%	-94.1	870.5	751.4	15.8%
Selling, general and administrative expenses	138.7	141.4	-1.9%	-29.0	167.7	140.8	19.0%
Other expenses	-93.4	7.1	-1,416.3%	-3.5	-89.9	7.5	-1,297.5%
Total Costs and Expenses	960.0	1,111.4	-13.6%	-182.3	1,142.2	1,057.3	8.0%
Total Costs and Expenses Excluding Construction Service cost	821.7	963.6	-14.7%	-126.6	948.3	899.8	5.4%

Total Expenses Breakdown (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Cost of services	914.7	963.0	-5.0%	-149.8	1064.4	909.0	17.1%
SG&A	138.7	141.4	-1.9%	-29.0	167.7	140.8	19.0%
Financial loss	406.6	196.4	107.0%	-960.7	1367.2	666.9	105.0%
Inflation adjustment	40.5	-19.5	-308.4%	39.3	1.2	-5.5	-122.3%
Other expenses	-93.4	7.1	-1416.3%	-3.5	-89.9	7.5	-1297.5%
Income tax expense	-24.2	24.9	-197.5%	466.9	-491.1	-206.7	137.6%
Total expenses	1,382.8	1,313.2	5.3%	-636.7	2,019.5	1,512.1	33.6%

Cost of Services (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Cost of Services	914.7	963.0	-5.0%	-149.8	1064.4	909.0	17.1%
Salaries and social security contributions	185.9	205.9	-9.7%	-51.7	237.6	206.6	15.0%
Concession fees	156.2	158.5	-1.4%	-43.2	199.4	159.4	25.1%
Construction service cost	138.3	147.9	-6.5%	-55.7	193.9	157.5	23.1%
Maintenance expenses	105.6	107.5	-1.7%	-31.0	136.7	108.4	26.0%
Amortization and depreciation	123.7	145.8	-15.2%	45.3	78.3	79.1	-0.9%
Services and fees	56.6	56.8	-0.3%	-6.7	63.4	56.9	11.3%
Cost of fuel	113.1	107.2	5.5%	-	113.1	107.2	5.5%
Taxes	2.4	3.5	-32.8%	-1.3	3.7	3.6	2.6%
Office expenses	9.7	10.8	-9.4%	-5.1	14.9	10.9	35.9%
Provision for maintenance cost	4.4	3.5	26.5%	-	4.4	3.5	26.5%
Others	18.8	15.7	19.2%	-0.4	19.2	15.7	21.8%

Selling, General and Administrative Expenses (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
SG&A	138.7	141.4	-1.9%	-29.0	167.7	140.8	19.0%
Taxes	37.0	45.3	-18.2%	-17.1	54.1	45.4	19.1%
Salaries and social security contributions	33.0	32.3	2.3%	3.0	30.0	32.6	-7.7%
Services and fees	39.7	44.8	-11.5%	-1.8	41.5	44.9	-7.7%
Office expenses	4.9	3.7	32.2%	-2.0	6.9	3.7	88.1%
Amortization and depreciation	6.3	7.3	-14.1%	-9.6	15.9	6.9	131.3%
Maintenance expenses	2.1	1.9	12.6%	-0.3	2.5	1.9	30.3%
Advertising	1.5	1.7	-6.3%	-0.4	2.0	1.7	17.3%
Insurances	2.8	2.4	19.1%	-0.2	3.0	2.4	26.6%
Charter services	0.0	0.0	-	-	0.0	0.0	-
Bad debts recovery	-3.4	-18.2	-81.1%	2.2	-5.6	-18.7	-70.0%
Bad debts	5.0	13.4	-62.9%	-2.7	7.7	13.4	-42.3%
Others	9.7	6.8	43.1%	0.0	9.7	6.8	43.1%

Expenses by Segment (in US$ million)

Country	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Argentina	481.9	587.9	-18.0%	-182.3	664.2	533.8	24.4%
Italy	105.7	111.7	-5.4%	-	105.7	111.7	-5.4%
Brazil	-12.9	84.7	-115.2%	-	-12.9	84.7	-115.2%
Uruguay	112.8	75.7	48.9%	-	112.8	75.7	48.9%
Armenia	171.8	156.5	9.8%	-	171.8	156.5	9.8%
Ecuador	76.9	70.9	8.5%	-	76.9	70.9	8.5%
Unallocated	23.7	24.0	-1.4%	-	23.7	24.0	-1.4%
Total consolidated expenses (1) (2)	960.0	1,111.4	-13.6%	-182.3	1,142.3	1,057.3	8.0%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Argentina	232.0	277.9	-16.5%	-130.6	362.7	277.2	30.9%
Italy	39.1	21.2	84.8%	-	39.1	21.2	84.8%
Brazil	218.3	32.1	580.4%	-	218.3	32.1	580.4%
Uruguay	50.0	35.3	41.4%	-	50.0	35.3	41.4%
Armenia	99.7	68.9	44.7%	-	99.7	68.9	44.7%
Ecuador	32.0	29.0	10.4%	-	32.0	29.0	10.4%
Unallocated	6.6	-7.6	-186.4%	-	6.6	-7.6	-186.4%
Total segment EBITDA	677.7	456.7	48.4%	-130.6	808.4	456.0	77.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	226.5	165.6	36.7%	113.3	113.2	37.1	205.1%
Financial Income	-101.6	-63.9	59.1%	174.7	-276.3	-121.7	127.0%
Financial Loss	406.6	196.4	107.0%	-960.7	1367.2	666.9	105.0%
Inflation adjustment	40.5	-19.5	-308.4%	39.3	1.2	-5.5	-122.3%
Income Tax Expense	-24.2	24.9	-197.5%	466.9	-491.1	-206.7	137.6%
Amortization and Depreciation	130.0	153.1	-15.1%	35.7	94.3	86.0	9.6%
Adjusted EBITDA	677.7	456.7	48.4%	-130.6	808.4	456.0	77.3%
Adjusted EBITDA Margin	48.4%	33.1%	1528	-	46.4%	32.8%	1363
Adjusted EBITDA Margin excluding Construction Service	53.5%	37.0%	1647	-	52.0%	36.9%	1516

Financial Income / Loss (in US$ million)

	2023 as reported	2022 as reported	% Var as reported	IAS 29	2023 ex IAS 29	2022 ex IAS 29	% Var ex IAS 29
Financial Income	101.6	63.9	59.1%	-174.7	276.3	121.7	127.0%
Interest income	52.7	43.9	19.9%	-19.9	72.6	44.3	63.9%
Foreign exchange income	39.8	10.7	273.2%	-154.8	194.6	68.2	185.4%
Other	9.1	9.3	-1.5%	0.0	9.1	9.3	-1.3%
Inflation adjustment	-40.5	19.5	-308.4%	-39.3	-1.2	5.5	-122.3%
Inflation adjustment	-40.5	19.5	-308.4%	-39.3	-1.2	5.5	-122.3%
Financial Loss	-406.6	-196.4	107.0%	960.7	-1,367.2	-666.9	105.0%
Interest Expenses	-95.2	-164.3	-42.1%	21.6	-116.8	-163.3	-28.4%
Foreign exchange transaction expenses	-203.8	79.9	-354.9%	938.8	-1142.6	-391.6	191.8%
Changes in liability for concessions	-98.5	-101.5	-3.0%	-	-98.5	-101.5	-3.0%
Other expenses	-9.1	-10.6	-13.9%	0	-9.3	-10.6	-12.1%
Financial Loss, Net	-345.5	-113.1	205.5%	746.6	-1,092.1	-539.7	102.4%

See “Use of Non-IFRS Financial Measures” on page 25.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	4Q23	4Q22	% Var.	2023	2022	% Var.
Argentina
Total Revenue	169.7	214.3	-20.8%	640.6	762.6	-16.0%
Total Revenue Excluding IFRIC12(1)	147.8	168.2	-12.1%	547.5	638.4	-14.2%
Operating Income	39.4	44.1	-10.7%	171.5	190.5	-10.0%
Net Income	-82.5	12.9	-740.7%	14.0	228.0	-93.9%
Adjusted Segment EBITDA	54.7	64.5	-15.1%	232.0	277.9	-16.5%
Adjusted Segment EBITDA Mg	32.3%	30.1%	216	36.2%	36.4%	-21
Adjusted EBITDA Margin excluding IFRIC	37.0%	38.3%	-129	42.4%	43.5%	-115
Italy
Total Revenue	35.4	32.5	9.0%	133.4	117.2	13.8%
Total Revenue Excluding IFRIC12(1)	26.7	29.3	-8.8%	117.2	109.4	7.2%
Operating Income	4.7	7.6	-38.0%	28.4	10.3	175.7%
Net Income	1.9	4.7	-59.2%	14.2	4.4	223.5%
Adjusted Segment EBITDA	7.4	10.4	-28.6%	39.1	21.2	84.8%
Adjusted Segment EBITDA Mg	21.0%	32.0%	-1103	29.3%	18.1%	1126
Adjusted EBITDA Margin excluding IFRIC	10.9%	32.7%	-2173	28.1%	17.8%	1026
Brazil
Total Revenue	29.6	24.5	21.0%	110.7	89.3	23.9%
Operating Income	186.7	15.0	1147.5%	206.3	20.9	888.9%
Net Income	162.0	-30.3	-634.1%	96.8	-115.4	-183.8%
Adjusted segment EBITDA	189.8	17.8	968.8%	218.3	32.1	580.4%
Adjusted Segment EBITDA Mg	640.6%	72.5%	56810	197.2%	35.9%	16130
Uruguay
Total Revenue	42.7	31.9	33.9%	157.0	105.3	49.1%
Total Revenue Excluding IFRIC12(1)	31.5	23.9	31.7%	125.3	92.1	36.0%
Operating Income	9.9	5.5	82.5%	41.8	28.0	49.6%
Net Income	12.4	10.0	24.8%	42.4	26.5	60.1%
Adjusted Segment EBITDA	11.7	7.2	63.8%	50.0	35.3	41.4%
Adjusted Segment EBITDA Mg	27.5%	22.5%	502	31.8%	33.6%	-173
Adjusted EBITDA Margin excluding IFRIC	37.3%	30.0%	732	39.9%	38.4%	152

	4Q23	4Q22	% Var.	2023	2022	% Var.
Ecuador
Total Revenue	26.7	25.4	5.2%	105.2	96.2	9.4%
Total Revenue Excluding IFRIC12(1)	26.7	24.0	11.4%	105.2	93.4	12.6%
Operating Income	5.4	5.6	-2.4%	25.3	22.6	12.2%
Net Income	5.4	5.2	3.9%	23.5	20.3	15.8%
Adjusted Segment EBITDA	7.2	7.2	-0.2%	32.0	29.0	10.4%
Adjusted Segment EBITDA Mg	26.8%	28.2%	-145	30.4%	30.1%	28
Adjusted EBITDA Margin excluding IFRIC	26.8%	29.9%	-311	30.4%	31.0%	-61
Armenia
Total Revenue	61.0	57.8	5.6%	252.5	207.5	21.7%
Total Revenue Excluding IFRIC12(1)	59.7	56.8	5.2%	248.9	205.7	21.0%
Operating Income	18.4	14.1	30.1%	80.0	51.2	56.3%
Net Income	14.8	10.4	42.7%	62.9	36.2	74.0%
Adjusted Segment EBITDA	23.3	19.0	22.7%	99.7	68.9	44.7%
Adjusted Segment EBITDA Mg	38.2%	32.9%	530	39.5%	33.2%	629
Adjusted EBITDA Margin excluding IFRIC	38.9%	33.4%	554	40.0%	33.5%	656
Unallocated
Total revenue	-0.1	0.1	-184.1%	0.7	0.6	24.0%
Operating Income	-1.1	-5.4	-79.7%	-12.8	-18.9	-32.3%
Net Income	2.4	-9.1	-126.6%	-27.4	-34.3	-20.3%
Adjusted segment EBITDA	9.1	-2.9	-414.3%	6.6	-7.6	-186.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.
Argentina
Aeroparque	3,027	2,835	6.8%	851	723	17.8%	230	200	14.8%	4,108	3,758	9.3%	281	438	-35.9%	33,350	29,934	11.4%
Bariloche	629	491	28.0%	18	8	135.6%	2	1	-	648	500	29.8%	-	-	-	4,730	3,953	19.7%
Catamarca	22	16	35.3%	-	-	-	2	3	-19.0%	24	19	27.5%	5	18	-74.2%	687	638	7.7%
C. Rivadavia	155	141	10.3%	-	0	-	2	1	103.4%	158	142	11.1%	96	90	7.2%	1,714	1,803	-4.9%
Córdoba	658	505	30.2%	130	105	24.1%	10	6	62.9%	799	617	29.5%	172	806	-78.7%	6,944	6,212	11.8%
El Palomar	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	1,025	861	19.0%
Esquel	27	24	16.8%	-	-	-	-	0	-	27	24	16.7%	-	-	-	341	303	12.5%
Ezeiza	874	515	69.7%	2,050	1,710	19.9%	66	38	73.2%	2,990	2,263	32.1%	51,280	44,727	14.7%	19,563	15,087	29.7%
Formosa	31	24	25.0%	-	0	-	-	-	-	31	24	24.9%	7	13	-45.8%	531	444	19.6%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	236	218	8.3%
Iguazú	423	340	24.4%	0	0	-	0	1	-	424	341	24.3%	-	-	-	3,056	2,561	19.3%
Jujuy	158	133	18.2%	-	0	-	2	2	-11.4%	160	136	17.7%	-	11	-	1,314	1,215	8.1%
La Rioja	22	20	12.3%	-	0	-	3	1	127.8%	25	21	18.6%	19	16	17.9%	497	544	-8.6%
Malargüe	0	0	-	-	-	-	0	0	-	0	1	-	-	-	-	183	183	0.0%
Mar del Plata	85	75	13.3%	-	0	-	4	3	24.1%	89	78	13.5%	0	11	-	2,095	2,000	4.8%
Mendoza	524	435	20.4%	132	99	32.7%	11	3	309.0%	666	537	24.0%	136	103	32.2%	5,862	5,103	14.9%
Paraná	15	10	56.0%	-	-	-	-	-	-	15	10	56.0%	-	-	-	970	776	25.0%
Posadas	102	90	13.4%	-	0	-	-	-	-	102	90	13.3%	29	19	50.3%	1,082	1,046	3.4%
Pto Madryn	67	51	30.7%	-	0	-	-	0	-	67	51	29.6%	7	7	4.6%	576	502	14.7%
Reconquista	3	0	-	-	-	-	-	0	-	3	0	-	-	-	-	772	587	31.5%
Resistencia	61	69	-11.7%	-	0	-	1	5	-75.1%	62	74	-16.3%	64	47	34.7%	967	909	6.4%
Río Cuarto	6	8	-15.8%	-	-	-	0	-	-	6	8	-15.8%	-	3	-	196	196	0.0%
Río Gallegos	61	54	13.9%	0	-	-	3	2	26.7%	64	56	14.4%	86	75	15.1%	1,160	1,112	4.3%
Río Grande	48	37	28.2%	-	-	-	0	0	-	48	38	27.8%	861	75	1045.9%	804	703	14.4%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.
Salta	371	333	11.4%	5	3	80.5%	0	2	-	376	338	11.4%	70	75	-5.8%	4,206	3,749	12.2%
San Fernando	-	7	-	-	7	-	-	-	-	-	14	-	-	-	-	10,177	16,113	-36.8%
San Juan	60	54	12.5%	-	0	-	-	-	-	60	54	12.5%	-	-	-	694	651	6.6%
San Luis	24	21	12.0%	-	-	-	-	-	-	24	21	12.0%	-	-	-	503	840	-40.1%
San Rafael	14	13	3.2%	-	-	-	-	-	-	14	13	3.2%	-	-	-	1,986	1,540	29.0%
Santa Rosa	13	6	117.6%	-	-	-	-	0	-	13	6	116.5%	-	-	-	834	393	112.2%
Santiago del Estero	61	54	13.5%	-	0	-	-	-	-	61	54	13.4%	-	30	-	1,231	877	40.4%
Tucumán	221	206	7.1%	-	0	-	0	1	-	221	208	6.6%	0	285	-	2,014	2,043	-1.4%
Viedma	11	9	17.8%	-	-	-	1	2	-	12	11	7.0%	-	-	-	216	312	-30.8%
Villa Mercedes	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	703	535	31.4%
Termas de Río Hondo	4	4	-15.6%	-	0	-	-	-	-	4	4	-15.8%	-	1	-	104	90	15.6%
Bahía Blanca	65	38	69.6%	-	-	-	4	3	29.9%	69	41	66.7%	44	23	94.3%	1,055	943	11.9%
Neuquén	290	267	8.5%	0	0	-	4	7	-46.6%	294	274	7.1%	93	79	17.9%	3,182	3,097	2.7%
Total Argentina	8,131	6,886	18.1%	3,186	2,655	20.0%	345	283	22.1%	11,662	9,824	18.7%	53,249	46,950	13.4%	115,560	108,073	6.9%

Italy
Pisa	279	327	-14.6%	794	671	18.4%	0	0	-	1,073	997	7.6%	3,428	3,799	-9.8%	8,683	8,108	7.1%
Florence	111	47	135.7%	610	501	21.7%	0	0	-	721	548	31.4%	31	22	42.7%	8,794	7,293	20.6%
Total Italy	390	374	4.3%	1,404	1,172	19.8%	0	0	-	1,794	1,546	16.0%	3,460	3,821	-9.4%	17,477	15,401	13.5%

Brazil
Brasilia	2,186	1,910	14.5%	149	125	18.9%	1,437	1,703	-15.6%	3,772	3,738	0.9%	16,368	15,118	8.3%	34,214	34,403	-0.5%
Natal	532	587	-9.4%	24	17	39.3%	3	4	-19.2%	558	608	-8.1%	1,836	1,491	23.1%	4,790	4,768	0.5%
Total Brazil	2,718	2,497	8.9%	173	142	21.4%	1,440	1,707	-15.6%	4,331	4,346	-0.3%	18,204	16,609	9.6%	39,004	39,171	-0.4%

Uruguay
Carrasco (1)	0	0	-	488	397	23.0%	6	1	-	494	398	24.1%	7,837	7,916	-1.0%	5,472	5,008	9.3%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.	4Q'23	4Q'22	% Var.
Punta del Este	0	0	-	38	33	16.0%	-	-	-	38	33	16.0%	-	-	-	3,371	3,324	1.4%
Total Uruguay	0	0	-	526	430	22.5%	6	1	-	532	431	23.5%	7,837	7,916	-1.0%	8,843	8,332	6.1%

Ecuador
Guayaquil	454	451	0.7%	566	529	7.1%	17	15	9.7%	1,037	995	4.2%	8,084	6,759	19.6%	17,083	17,851	-4.3%
Galápagos	130	118	10.4%	-	-	-	-	-	-	130	118	10.4%	1,397	1,272	9.8%	1,712	1,556	10.0%
Total Ecuador	584	569	2.7%	566	529	7.1%	17	15	9.7%	1,167	1,113	4.9%	9,481	8,031	18.0%	18,795	19,407	-3.2%

Armenia
Zvartnots	-	-	-	1,205	1,054	14.4%	-	-	-	1,205	1,054	14.4%	9,377	9,157	2.4%	9,658	9,953	-3.0%
Shirak	-	-	-	29	6	394.9%	-	-	-	29	6	394.9%	-	-	-	195	78	150.0%
Total Armenia	-	-	-	1,234	1,060	16.5%	-	-	-	1,234	1,060	16.5%	9,377	9,157	2.4%	9,853	10,031	-1.8%
Total CAAP	11,823	10,326	15%	7,089	5,987	18%	1,808	2,006	-10%	20,720	18,319	13%	101,608	92,485	10%	209,532	200,415	5%
1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2023 vs. 2022)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.
Argentina
Aeroparque	11,492	9,815	17.1%	3,161	2,342	35.0%	975	752	29.6%	15,628	12,910	21.1%	1,292	1,608	-19.6%	127,695	104,459	22.2%
Bariloche	2,531	2,018	25.4%	68	27	147.4%	5	5	-9.3%	2,603	2,050	27.0%	-	-	-	18,997	15,577	22.0%
Catamarca	79	62	28.1%	-	0	-	7	4	73.4%	86	66	30.9%	44	63	-29.7%	2,826	2,613	8.2%
C. Rivadavia	571	463	23.2%	0	0	-	9	3	225.2%	579	466	24.4%	434	492	-11.8%	6,994	6,192	13.0%
Córdoba	2,432	1,785	36.3%	506	330	53.5%	33	35	-4.5%	2,972	2,149	38.3%	1,089	1,896	-42.6%	27,458	21,870	25.6%
El Palomar	0	2	-	-	0	-	-	-	-	0	2	-	-	-	-	4,130	3,430	20.4%
Esquel	90	81	11.1%	0	0	-	0	0	-	90	82	10.7%	-	-	-	1,216	1,173	3.7%
Ezeiza(1)	3,095	1,752	76.7%	7,467	5,589	33.6%	264	172	53.4%	10,826	7,513	44.1%	183,308	174,491	5.1%	72,307	51,171	41.3%
Formosa	107	89	20.6%	0	0	-	-	-	-	107	89	20.5%	36	38	-6.6%	1,788	1,677	6.6%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	864	719	20.2%
Iguazú	1,565	1,183	32.3%	0	1	-	2	3	-52.8%	1,567	1,187	32.0%	-	-	-	11,639	9,138	27.4%
Jujuy	590	476	24.1%	0	0	-	9	5	65.9%	599	481	24.6%	29	60	-51.7%	5,306	4,575	16.0%
La Rioja	83	67	23.9%	-	0	-	8	2	320.9%	91	69	32.5%	59	137	-57.3%	2,234	2,027	10.2%
Malargüe	0	2	-	-	0	-	0	1	-	1	3	-	-	-	-	1,008	1,067	-5.5%
Mar del Plata	308	276	11.8%	0	0	-	13	10	24.7%	321	286	12.3%	1	65	-98.3%	7,654	6,595	16.1%
Mendoza	1,891	1,422	33.0%	505	291	73.3%	30	25	20.4%	2,426	1,739	39.5%	475	422	12.6%	21,868	16,788	30.3%
Paraná	53	34	56.0%	0	0	-	0	0	-	53	34	56.7%	-	-	-	3,931	3,077	27.8%
Posadas	410	230	77.8%	0	0	-	0	0	-	410	231	77.5%	91	52	74.8%	4,564	2,894	57.7%
Pto Madryn	207	119	73.5%	-	0	-	0	1	-	207	121	71.8%	29	29	-0.3%	1,715	1,282	33.8%
Reconquista	6	0	-	-	-	-	-	0	-	6	0	-	-	-	-	3,120	2,919	6.9%
Resistencia	196	237	-17.1%	0	0	-	5	10	-52.1%	201	247	-18.6%	144	154	-6.4%	3,211	3,259	-1.5%
Río Cuarto	28	25	12.5%	-	0	-	0	6	-	28	31	-10.2%	5	10	-47.4%	777	882	-11.9%
Río Gallegos	237	203	16.6%	0	-	-	10	7	40.9%	247	210	17.4%	287	251	14.6%	4,760	3,970	19.9%
Río Grande	160	128	24.7%	0	-	-	1	2	-13.7%	161	130	24.2%	3,073	224	1270.7%	2,797	2,755	1.5%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.

Salta	1,470	1,206	21.9%	12	7	70.5%	3	11	-70.0%	1,485	1,224	21.3%	234	303	-22.7%	16,147	12,374	30.5%
San Fernando	4	26	-83.3%	7	22	-69.5%	-	-	-	11	48	-77.0%	-	-	-	55,507	59,381	-6.5%
San Juan	221	196	12.6%	0	0	-	0	0	-	222	197	12.5%	-	-	-	2,708	2,632	2.9%
San Luis	76	76	0.5%	0	-	-	-	0	-	76	76	0.4%	262	173	51.2%	2,729	3,138	-13.0%
San Rafael	46	55	-15.5%	-	-	-	-	0	-	46	55	-15.5%	-	-	-	6,151	5,925	3.8%
Santa Rosa	52	32	63.4%	-	-	-	0	4	-	52	35	46.6%	-	-	-	3,237	2,313	39.9%
Santiago del Estero	240	182	31.8%	0	0	-	0	0	-	240	182	31.9%	35	165	-78.8%	4,974	3,115	59.7%
Tucumán	854	715	19.5%	0	0	-	1	3	-	856	718	19.1%	342	635	-46.2%	7,999	6,468	23.7%
Viedma	37	34	9.8%	-	-	-	6	9	-28.0%	43	42	2.0%	-	-	-	1,054	1,161	-9.2%
Villa Mercedes	0	1	-	-	-	-	-	1	-	0	2	-	-	-	-	2,429	2,525	-3.8%
Termas de Río Hondo	15	24	-40.1%	0	0	-	0	-	-	15	25	-40.3%	-	4	-	433	856	-49.4%
Bahía Blanca	262	166	57.9%	-	-	-	16	9	85.9%	278	174	59.3%	187	125	49.1%	3,995	3,362	18.8%
Neuquén	1,122	872	28.6%	0	0	-	16	27	-38.2%	1,138	899	26.6%	357	269	32.9%	12,372	11,373	8.8%
Total Argentina	30,531	24,054	26.9%	11,726	8,611	36.2%	1,414	1,107	27.7%	43,672	33,773	29.3%	191,815	181,667	5.6%	458,594	384,732	19.2%

Italy
Pisa	1,298	1,418	-8.5%	3,796	3,062	24.0%	4	2	70.4%	5,098	4,482	13.7%	12,802	14,771	-13.3%	39,874	37,659	5.9%
Florence	433	161	168.4%	2,632	2,053	28.2%	0	0	-	3,064	2,214	38.4%	137	140	-2.1%	38,055	31,234	21.8%
Total Italy	1,730	1,579	9.6%	6,428	5,115	25.7%	4	3	64.8%	8,162	6,696	21.9%	12,939	14,911	-13.2%	77,929	68,893	13.1%

Brazil
Natal	2,136	2,180	-2.0%	88	58	52.1%	16	40	-60.6%	2,240	2,277	-1.6%	7,199	5,597	28.6%	18,088	18,179	-0.5%
Brasilia (2)	8,728	7,841	11.3%	557	407	36.8%	5,576	5,224	6.7%	14,861	13,472	10.3%	59,435	52,242	13.8%	140,320	126,432	11.0%
Total Brazil	10,864	10,020	8.4%	645	465	38.7%	5,592	5,264	6.2%	17,101	15,749	8.6%	66,634	57,839	15.2%	158,408	144,611	9.5%

Uruguay
Carrasco	2	1	21.2%	1,793	1,309	37.0%	22	7	219.8%	1,817	1,317	37.9%	31,180	32,114	-2.9%	20,602	17,349	18.8%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.	2023	2022	% Var.
Punta del Este	1	0	-	133	119	12.1%	-	-	-	134	119	12.1%	-	-	-	11,384	10,522	8.2%
Total Uruguay	2	2	23.9%	1,927	1,428	34.9%	22	7	219.8%	1,951	1,437	35.8%	31,180	32,114	-2.9%	31,986	27,871	14.8%

Ecuador
Guayaquil	1,974	1,653	19.4%	2,215	2,023	9.5%	73	71	4.0%	4,262	3,747	13.8%	28,135	28,725	-2.1%	71,405	71,140	0.4%
Galápagos	578	482	19.9%	-	-	-	-	-	-	578	482	19.9%	5,677	4,534	25.2%	7,078	5,812	21.8%
Total Ecuador	2,552	2,135	19.5%	2,215	2,023	9.5%	73	71	4.0%	4,840	4,229	14.5%	33,812	33,259	1.7%	78,483	76,952	2.0%

Armenia
Zvartnots	-	-	-	5,327	3,644	46.2%	-	-	-	5,327	3,644	46.2%	33,852	23,338	45.0%	43,485	34,690	25.4%
Shirak	-	-	-	95	48	95.8%	-	-	-	95	48	95.8%	-	-	-	588	462	27.3%
Total Armenia	-	-	-	5,421	3,692	46.8%	-	-	-	5,421	3,692	46.8%	33,852	23,338	45.0%	44,073	35,152	25.4%
Total CAAP	45,679	37,791	21%	28,362	21,334	33%	7,106	6,451	10%	81,147	65,576	24%	370,232	343,128	8%	849,473	738,211	15%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	4Q23	4Q22	% Var.	2023	2022	% Var.
Continuing operations
Revenue	365,035	386,417	-5.5%	1,400,038	1,378,663	1.6%
Cost of services	-249,652	-277,982	-10.2%	-914,677	-962,978	-5.0%
Gross profit	115,383	108,435	6.4%	485,361	415,685	16.8%
Selling, general and administrative expenses	-37,512	-43,169	-13.1%	-138,669	-141,355	-1.9%
Impairment reversal / (loss) of non-financial assets	102,885	-76	-135475.0%	102,838	-111	-92746.8%
Other operating income	85,845	23,351	267.6%	100,560	37,340	169.3%
Other operating expenses	-3,025	-2,159	40.1%	-9,453	-6,984	35.4%
Operating income	263,576	86,382	205.1%	540,637	304,575	77.5%
Share of income / (loss) in associates	7,163	-416	-1821.9%	7,108	-970	-832.8%
Income before financial results and income tax	270,739	85,966	214.9%	547,745	303,605	80.4%
Financial income	59,883	16,862	255.1%	101,598	63,859	59.1%
Financial loss	-261,696	-80,242	226.1%	-406,570	-196,405	107.0%
Inflation adjustment	-18,653	1,415	-1418.2%	-40,547	19,459	-308.4%
Income (loss) before income tax	50,273	24,001	109.5%	202,226	190,518	6.1%
Income tax	66,312	-20,268	-427.2%	24,241	-24,883	-197.4%
Income (loss) for the period	116,585	3,733	3023.1%	226,467	165,635	36.7%
Attributable to:
Owners of the parent	130,745	12,138	977.2%	239,506	168,166	42.4%
Non-controlling interest	-14,160	-8,405	68.5%	-13,039	-2,531	415.2%

Balance Sheet (in US$ thousands)

	Dec 31, 2023	Dec 31, 2022
ASSETS
Non-current assets
Intangible assets, net	2,520,965	2,960,002
Property, plant and equipment, net	74,919	74,742
Right-of-use asset	10,493	9,192
Investments in associates	11,992	1,911
Other financial assets at fair value through profit or loss	5,979	3,160
Other financial assets at amortized cost	61,090	3,764
Derivative financial instruments	69	67
Deferred tax assets	62,712	54,882
Inventories	318	254
Other receivables	42,640	78,765
Trade receivables	889	1,581
Total non-current assets	2,792,066	3,188,320
Current assets
Inventories	16,148	15,765
Other financial assets at fair value through profit or loss	4,884	12,792
Other financial assets at amortized cost	83,142	53,905
Other receivables	145,549	57,800
Current tax assets	3,779	10,852
Trade receivables	126,560	111,089
Cash and cash equivalents	369,848	385,265
Total current assets	749,910	647,468
Total assets	3,541,976	3,835,788
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,322)	(4,600)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(482,852)	(251,145)
Legal reserves	3,676	1,081
Other reserves	(1,313,888)	(1,314,025)
Retained earnings	438,775	201,193
Total attributable to owners of the parent	724,980	716,095
Non-controlling interests	78,929	146,274
Total equity	803,909	862,369
LIABILITIES
Non-current liabilities
Borrowings	1,133,549	1,287,421
Deferred tax liabilities	137,315	232,458
Other liabilities	768,364	768,383
Lease liabilities	10,294	5,531

	Dec 31, 2023	Dec 31, 2022
Trade payables	2,617	3,307
Total non-current liabilities	2,052,139	2,297,100
Current liabilities
Borrowings	199,688	178,016
Other liabilities	345,864	357,078
Lease liabilities	3,687	3,278
Derivative financial instruments liabilities		51
Current tax liabilities	23,921	13,794
Trade payables	112,768	124,102
Total current liabilities	685,928	676,319
Total liabilities	2,738,067	2,973,419
Total equity and liabilities	3,541,976	3,835,788

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2023	Dec 31, 2022
Cash flows from operating activities
Income for the period from continuing operations	226,467	165,635
Adjustments for:
Amortization and depreciation	151,593	172,480
Deferred income tax	(62,697)	4,415
Current income tax	38,456	20,468
Share of loss in associates	(7,108)	970
Impairment (reversal) / loss of non-financial assets reversal	(102,838)	111
Income due to concession compensation	(62,677)	-
Loss on disposals of property, plant and equipment and intangible assets	592	420
Gain on disposal of subsidiaries	-	(4,186)
Low value, short term and variable lease payments	(3,082)	(1,154)
Share-based compensation expenses	1,055	667
Interest expense	95,185	164,288
Other financial results, net	(41,558)	(41,055)
Net foreign exchange	164,026	(90,603)
Government subsidies per Covid-19 context	(21,511)	(14,133)
Government grants collected	383	10,020
Other accruals	3,145	(5,043)
Inflation adjustment	54,170	6,969
Acquisition of Intangible assets	(149,436)	(154,940)
Income tax paid	(22,919)	(22,631)
Unpaid concession fees	49,992	46,084
Changes in liability for concessions	98,480	101,488
Changes in working capital	(53,303)	(57,641)
Net cash provided by operating activities	356,415	302,629
Cash flows from investing activities
Cash contribution in associates	(84)	(260)
Net disposal of subsidiaries companies	-	(406)
Acquisition of other financial assets	(128,899)	(150,856)
Disposals of other financial assets	72,571	170,235
Acquisition of Property, plant and equipment	(9,661)	(9,091)
Acquisition of Intangible assets	(1,221)	(732)
Proceeds from sale of Property, plant and Equipment	264	233
Others	626	263
Net cash (used in) provided by investing activities	(66,404)	9,386
Net cash used in discontinued investing activities	-	(14,700)
Cash flows from financing activities
Proceeds from cash contributions	9,424	24,170
Proceeds from borrowings	87,846	371,951
Principal elements of lease payments	(3,118)	(4,307)
Loans repaid	(200,475)	(328,775)
Interest paid	(83,791)	(111,387)
Debt renegotiation expenses capitalization	(110)	(2,011)
Guarantee deposit	2,168	(512)
Dividends paid to non-controlling interests in subsidiaries	(13,656)	(11,382)

Redemption of preferred shares	-	(172,029)
Others	86	(6)
Net cash used in financing activities	(201,626)	(234,288)

Increase in cash and cash equivalents from continuing operations	88,385	77,727
Decrease in cash and cash equivalents from discontinued operations	-	(14,700)

Movements in cash and cash equivalents
At the beginning of the period	385,265	375,783
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(103,802)	(53,545)
Increase in cash and cash equivalents	88,385	77,727
Decrease in cash and cash equivalents from discontinued operations	-	(14,700)
At the end of the period	369,848	385,265